PROSPECTUS                                                FILE PURSUANT 424B(4)
                                                      REGISTRATION NO. 33-05285

                                     LOGO

                               1,066,667 UNITS
            EACH UNIT CONSISTING OF TWO SHARES OF COMMON STOCK AND
                            ONE REDEEMABLE WARRANT


   This Prospectus relates to an offering (the "Offering") of 1,066,667 Units (the "Units"), each Unit consisting of two shares of common stock, $.01 par value per share ("Common Stock"), and one redeemable common stock purchase warrant ("Redeemable Warrant") of Access Solutions International, Inc., a Delaware corporation (the "Company"). The shares of Common Stock and Redeemable Warrants comprising the Units are separately tradable commencing upon issuance. Each Redeemable Warrant entitles the registered holder thereof to purchase one share of Common Stock at an initial exercise price of $5.00 per share, subject to adjustment, at any time from issuance through October 15, 2001. The Company shall have the right to redeem all, but not less than all, of the Redeemable Warrants, commencing October 16, 1997, at a price of $.05 per Redeemable Warrant on 30 days' prior written notice, provided that the Company shall have obtained the consent of Joseph Stevens & Company, L.P. (the "Underwriter"), and the average closing bid price of the Common Stock equals or exceeds 150% of the then exercise price per share, subject to adjustment, for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. See "Description of Securities -- Redeemable Warrants."

   Prior to the Offering, there has been no public market for the Units, the Common Stock or the Redeemable Warrants, and there can be no assurance that such a market will develop after the completion of the Offering or, if developed, that it will be sustained. The offering price of the Units and the exercise price and other terms of the Redeemable Warrants were determined by negotiation between the Company and the Underwriter and are not necessarily related to the Company's asset or book values, results of operations or any other established criteria of value. See "Risk Factors," "Description of Securities" and "Underwriting." The Units, the Common Stock and the Redeemable Warrants have been approved for quotation on the Nasdaq SmallCap Market ("Nasdaq") under the symbols "ASICU," "ASIC" and "ASICW," respectively. The Company and the Underwriter may jointly determine, based upon market conditions, to delist the Units upon the expiration of the 30-day period commencing on the date of this Prospectus.

  THESE ARE SPECULATIVE SECURITIES. THE SECURITIES OFFERED HEREBY INVOLVE A
    HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK
                  FACTORS" LOCATED ON PAGE 9 AND "DILUTION."
                                    ------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                  OFFENSE.

-----------------------------------------------------------------------------

               Price to Public        Underwriting Discounts (1)        Proceeds to Company (2)
Per Unit            $7.50                       $.75                          $6.75
Total (3)  ..    $8,000,003                   $800,000                     $7,200,003

-----------------------------------------------------------------------------

(1) Does not include additional compensation payable to the Underwriter in the form of a non-accountable expense allowance. In addition, see "Underwriting" for information concerning indemnification and contribution arrangements, and other compensation payable to the Underwriter.

(2) Before deducting estimated expenses of $900,000 payable by the Company, including the Underwriter's non-accountable expense allowance.

(3) The Company has granted to the Underwriter an option (the "Over-Allotment Option"), exercisable for a period of 45 days after the date of this Prospectus, to purchase up to 160,000 additional Units upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to Company will be $9,200,003, $920,000 and $8,280,003, respectively. See "Underwriting."

   The Units are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to approval of certain legal matters by their counsel and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of the Units offered hereby will be made against payment, at the offices of Joseph Stevens & Company, L.P., New York, New York, on or about October 21, 1996.


                        JOSEPH STEVENS & COMPANY, L.P.


               The date of this Prospectus is October 16, 1996.

(continued from cover page)

   This Prospectus also relates to 750,000 Redeemable Warrants (the "Selling Securityholder Warrants") and 750,000 shares of Common Stock (the "Selling Securityholder Shares") issuable upon exercise of the Selling Securityholder Warrants. The Selling Securityholder Warrants will be issued at the consummation of the Offering to certain security holders (the "Selling Securityholders") upon the automatic conversion of certain warrants (the "Bridge Warrants") issued to the Selling Securityholders in a private financing consummated in May 1996 (the "Bridge Financing"). Neither the Selling Securityholder Warrants nor the Selling Securityholder Shares may be sold for a period of eighteen (18) months from the effective date of the Registration Statement without the prior written consent of the Underwriter. The Selling Securityholder Warrants and the Selling Securityholder Shares are not being underwritten in the Offering. The Company will not receive any proceeds from the sale of the Selling Securityholder Warrants or the Selling Securityholder Shares by the holders thereof, although the Company will receive proceeds from the exercise, if any, of the Selling Securityholder Warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "The Company -- Recent Bridge Financing" and "Selling Securityholders."

   In addition, this Prospectus relates to 100,000 shares of Common Stock beneficially owned by adult children of the Company's former President and Chief Executive Officer (the "Selling Shareholders"). The shares of Common Stock held by the Selling Shareholders are not being underwritten in the Offering. The shares of Common Stock held by the Selling Shareholders may not be sold for a period of eighteen (18) months from the effective date of the Registration Statement without the prior written consent of the Underwriter. The Company will not receive any proceeds from the sale of the Common Stock held by the Selling Shareholders. The expenses of the concurrent offering by the Selling Securityholders and the Selling Shareholders (collectively referred to herein as the "Holders") will be paid by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Selling Securityholders."

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE UNITS OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALL CAP MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

TO CALIFORNIA RESIDENTS ONLY:

   The Units, each Unit consisting of two shares of Common Stock and one Redeemable Warrant of the Company, may only be offered and sold to (i) persons with a net worth, individually or jointly with his or her spouse, of at least $250,000 (exclusive of home, home furnishings and automobiles) and an annual income of at least $65,000 or (ii) persons with a net worth, individually or jointly with his or her spouse, of at least $500,000 (exclusive of home, home furnishings and automobiles).

   The Units offered hereby have been registered by a limited qualification and cannot be offered for resale or resold in the State of California unless registered for sale. Furthermore, the exemption afforded by Section 25104(h) of the California Securities Law shall be withheld by the Commissioner of Corporations and the Company is not permitted to apply for the exemption afforded by Section 25101(b) until after 90 days from the date the offering of the Units is completed.

TO NEW JERSEY RESIDENTS:

   The Units, each Unit consisting of two shares of Common Stock and one Redeemable Warrant of Access Solutions International, Inc., may only be offered and sold to persons who come within any of the following categories, or who the Company reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

   (1) Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the "Act"), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

   (2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

   (3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

   (4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

   (5) Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;

   (6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

   (7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii); and

   (8) Any entity in which all of the equity owners are accredited investors.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. In January 1996, the Company effected a one-to-74 reverse stock split (the "reverse stock split") of the Company's Common Stock. Except as otherwise noted, all information in this Prospectus:
(i) gives effect to the reverse stock split; (ii) assumes no exercise of the Underwriter's over-allotment option; (iii) assumes no exercise of the Bridge Warrants; (iv) assumes no exercise of the Redeemable Warrants included in the Units; (v) assumes no exercise of the Redeemable Warrants to be exchanged at the consummation of the Offering for the Bridge Warrants; and (vi) assumes no exercise of the Underwriter's Warrants. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                 THE COMPANY

   Access Solutions International, Inc. (the "Company") develops, assembles, sells and services optical data storage systems consisting of integrated computer hardware and software for the archival storage and retrieval of massive quantities of computer-generated information. The Company believes that its proprietary computer output to laser disk ("COLD") data storage systems provide a faster, more reliable and more economical method of storing vast quantities of computer-generated data than is generally available from other COLD systems or from traditional data storage methods. The Company's optical data storage systems, which are marketed under the brand names OAS and GIGAPAGE, are sold principally to large organizations that need to store and retrieve large quantities of computer-generated data. Currently, COLD systems developed and manufactured by the Company are used by companies such as Pershing Securities, a division of Donaldson Lufkin & Jenrette Inc., Securities Industry Automation Corporation, Bell Sygma, Inc., Prudential Securities Incorporated, Bank of Boston and Nationwide Mutual Insurance Company.

   The Company's optical data storage systems consist of both hardware and software products. The hardware component of the systems is the Optical Archiving System ("OAS") which consists of an optical disk robotic autochanger and a controller that commands the robotic autochanger to automatically mount and dismount optical disks in response to instructions received from data storage and retrieval software. The Company's software is an end-user application for report storage and retrieval which operates in conjunction with the Company's OAS hardware component.

   When the Company's application software products are integrated with the OAS, the Company believes that several technological and competitive advantages are achieved. As compared with other COLD systems, the Company's patented directory structure and hardware data compression capability enable more data to be stored on, and retrieved quickly from, an optical disk, thereby maximizing the performance of the user's system while reducing the cost of storage. The Company's integrated COLD systems enable an end user to retrieve and view documents or reports based on a report index, which speeds access to data. The GIGAPAGE software is designed specifically to optimize access to robotic disk storage systems, unlike that of most competing systems. It employs sophisticated caching to make speed of access to the data comparable to that of magnetic disk, but at a much lower cost of storage. The Company has also developed a system-level "driver" for optical disk robotics called ODSM.

   Business organizations need to archive data for a number of reasons, including compliance with governmental regulations, retention of historical records and maintenance of strategically valuable historical business information. The widespread use of computers has resulted in exponential growth in the amount of data that must be economically archived and stored while remaining readily accessible for retrieval. In the past, organizations have attempted to solve this problem by using one or more of four traditionally available data storage and retrieval alternatives: magnetic disk, paper, magnetic tape, and computer output microfiche or microfilm ("COM"). Each of these traditional storage methods has inherent disadvantages as an archival storage medium. Magnetic disk is expensive and subject to data loss upon failure. Paper is manually cumbersome, bulky and an expensive means of long-term storage. Magnetic tape provides response times as long as 15 minutes when storing or retrieving data even when mounting is automated using robotics. COM is cumbersome to access and time consuming to generate. The storage alternatives of paper, magnetic tape and COM have nonetheless been used for archiving because of the high cost of the most popular storage method: magnetic disk (in IBM mainframe terminology, direct access storage devices ("DASD"). The Company's COLD storage system is an alternative system which permits the storage of data in a less expensive manner than with DASD, paper or COM while allowing for quicker retrieval of such data than is possible with magnetic tape, paper or COM.

   The market for COLD storage systems is segmented into the mainframe, PC (stand-alone or LAN-based), client/server and CD-ROM markets. To expand its market penetration beyond the IBM-compatible mainframe market segment in which it currently competes, the Company intends to develop enhancements to its application software products and further develop certain software products for use in other COLD systems market segments.

   Business organizations that are subject to government regulation of data retention are the primary prospects for purchases of the Company's products. According to a 1994 industry report published by Frost & Sullivan, the estimated aggregate domestic sales of COLD systems in all market segments are projected to reach approximately $333.9 million, $693.8 million and $986.9 million in l996, l997 and l998, respectively, and the average annual growth rate in all market segments of the number of COLD system units sold was projected to be approximately 48% during the period from l994 to l998. Additionally, the report forecasted that total product and service revenue in the mainframe segment of the domestic COLD systems market will be approximately $118.7 million, $120.7 million and $124.7 million in 1996, 1997 and 1998, respectively.

   The Company's objective is to become a leading provider of COLD systems. To achieve this objective, the Company is pursuing a business strategy that includes the following principal elements:

   Identify and Pursue Customers With Large CPUs and Massive Document Storage and Retrieval Requirements. By targeting its sales and marketing efforts towards large business entities equipped with mainframe computers, the Company believes it can maximize its opportunities to encourage the purchase and use of its COLD systems.

   Establish Strategic Alliances. The Company believes that the establishment of collaborative relationships with certain software companies which produce complementary products will enable the Company to more effectively market its products and gain greater access and credibility with prospective customers.

   Develop a Network of International Resellers. The Company plans to qualify international resellers that would enable it to pursue opportunities arising in the international COLD systems market. The Company believes that the size of the international COLD systems market is equal to or larger than the domestic COLD systems market.

   Exploit Opportunities in Growth Segments of the COLD Systems
Market. Recognizing that significant opportunities are expected to develop in the vertical market-specific segments of the COLD systems market, the Company intends to enter into partnerships with clients to build vertical market-specific variants of its product, spanning mainframe and client/server architectures. The Company anticipates such development will enable it to expand its prospect base and provide enhancements that are not available from its competitors.

                                 THE OFFERING

Securities offered by the
  Company: ....................  1,066,667 Units, each Unit consisting of two shares of Common Stock and one Redeemable
                                 Warrant. The Common Stock and the Redeemable
                                 Warrants will be detachable and separately transferable immediately upon issuance. Each Redeemable Warrant entitles the holder thereof to purchase one share of Common Stock at an initial exercise price of $5.00 per share, subject to adjustment, from the date of issuance through October 15, 2001. Commencing 12 months from the date of this Prospectus, the Company shall have the right at any time to redeem all, but not less than all, of the Redeemable Warrants at a redemption price of $.05 per Redeemable Warrant, on 30 days' prior written notice, provided that (i) the average closing bid price of the Common Stock for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption, equals or exceeds 150% of the then exercise price per share, subject to adjustment, and (ii) the Company shall have obtained the written consent of the Underwriter. See "Description of Securities."

Securities offered by Selling
  Securityholders and
  Selling Shareholders:  ......  750,000 Redeemable Warrants, which will be issued to the Selling Securityholders upon the automatic conversion of the Bridge Warrants, an aggregate of 750,000 shares of Common Stock issuable upon exercise of such Redeemable Warrants and 100,000 shares of Common Stock which are held by the Selling Shareholders (collectively, the "Concurrent Offering"). The Redeemable Warrants and the shares of Common Stock being registered for the account of the Holders at the Company's expense are not being underwritten in the Offering, but may be offered for resale at any time on or after the date hereof by the Selling Securityholders and Selling Shareholders. The Company will not receive any proceeds from the sale of these securities, although it will receive proceeds from the exercise, if any, of the Redeemable Warrants. See "Selling Securityholders."

Common Stock Outstanding before
  the Offering: ...............  1,510,606 shares (1)

Common Stock to be outstanding
  after the Offering:  ........  3,643,940 shares (1)

Redeemable Warrants to be
  Outstanding after the
  Offering: ...................  1,816,667(2)

------
(1) Excludes 501,905 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the "1996 Plan"), the 1994 Directors Stock Option Plan (the "1994 Directors Plan") and certain non-plan options. Options to purchase an aggregate of 248,351 shares of Common Stock at an exercise price equal to $3.75 under the 1996 Plan, options to purchase an aggregate of 1,014 shares of Common Stock at an exercise price of $222 under the 1994 Directors Plan and non- plan options to purchase an aggregate of 891 shares of Common Stock at exercise prices ranging from $74 to $399.60 are outstanding as of October 16, 1996. See "Management -- Executive Compensation -- Stock Option Plans" and "-- Non-Plan Options."

(2) Includes 750,000 Selling Securityholder Warrants.

Use of Proceeds: ..............  The Company intends to use the net proceeds as follows: (i) repayment of indebtedness,
                                 including $1,500,000 incurred in connection
                                 with the Bridge Financing and $290,000 of
                                 bank indebtedness; (ii) approximately
                                 $1,400,000 for research and development for
                                 product modifications to support multiple
                                 platforms, provide device independence and
                                 increase modularity to speed enhancements,
                                 and for external contracting of general and
                                 vertical market-specific software
                                 enhancements; (iii) approximately $850,000
                                 for the expansion of the Company's products
                                 to address the client/server market; (iv)
                                 approximately $1,500,000 to further develop
                                 and enhance the Company's sales and
                                 marketing programs; and (v) the balance for
                                 general corporate purposes, including
                                 research and development, accrued interest
                                 and working capital.
Trading Symbols on Nasdaq
 SmallCap Market:  ............  Units: ASICU
                                 Common Stock: ASIC
                                 Redeemable Warrants: ASICW

                        SUMMARY FINANCIAL INFORMATION

   The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, the notes thereto and other financial and statistical information included elsewhere in this Prospectus.

                                                      Years Ended June 30,
                                                 ----------------------------
                                                     1995             1996
                                                  -----------      -----------
                                                   (in thousands except share
                                                      and per share data)
Statement of Operations Data:
Net sales
   Products .................................   $     3,126       $    1,352
   Services .................................           476              635
                                                  -----------      -----------
     Total net sales  .......................         3,602            1,987
Cost of sales  ..............................         1,300              580
                                                  -----------      -----------
Gross profit  ...............................         2,302            1,407
Operating expenses  .........................         4,681            5,358(1)
                                                  -----------      -----------
Loss from operations  .......................        (2,379)          (3,951)
Interest expense, net  ......................            92              190
                                                  -----------      -----------
Loss before extraordinary gain  .............        (2,471)          (4,141)
Extraordinary gain on debt restructuring  ...           --               320
                                                  -----------      -----------
Net loss  ...................................   $    (2,471)      $   (3,821)
                                                  ===========      ===========
Net loss applicable to common stock:
   Net loss .................................   $    (2,471)      $   (3,821)
   Accrued dividends on preferred stock .....           (88)            (109)
                                                  -----------      -----------
                                                $    (2,559)      $   (3,930)
                                                  ===========      ===========
Net loss per common share:
   Loss before extraordinary item ...........   $     (1.14)      $    (1.88)
   Extraordinary item .......................           --               .14
                                                  -----------      -----------
                                                $     (1.14)      $    (1.74)
                                                  ===========      ===========
Weighted average shares of Common Stock (2)       2,250,259        2,256,150

                                                        June 30,
                                        ----------------------------------------
                                          1995                  1996
                                        ---------  -----------------------------
                                         Actual       Actual     As Adjusted (3)
                                        ---------   ----------    --------------
                                            (in thousands)
Balance Sheet Data:
Working capital (deficiency)  ........  $  (625)     $(1,971)         $4,193
Total assets  ........................    2,527        2,874           7,274
Total liabilities  ...................    2,353        3,533           1,879
Total stockholders' equity (deficit)     (1,914)        (659)          5,395
------
(1) Includes $744,000 of compensation expense for a former officer, including $424,830 of non-cash expenses associated with the fair value of the stock issued.

(2) Computed using the weighted average number of shares of Common Stock outstanding during the period and other potentially dilutive instruments issued at prices below the assumed initial public offering price during the twelve month period prior to the date of effectiveness of the Registration Statement of which this Prospectus forms a part. See Note 1 to the Financial Statements.

(3) Adjusted to reflect (i) the receipt and initial application of the net proceeds from the Offering and (ii) the initial application of such net proceeds to repay the $1,500,000 Bridge Financing and $290,000 of bank indebtedness, including recognition of non-recurring interest expense of $136,000 for the unamortized portion of the original issue discount and deferred charges of $110,000 representing the unamortized costs relating to repayment of the Bridge Notes as defined herein. See "The Company," "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

   The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the securities offered hereby.

   Working Capital Deficiencies; History of Losses; Accumulated Deficit; Ability to Continue as a Going Concern. The Company has a history of limited working capital and has had working capital deficiencies in each of the fiscal years ended June 30, 1994, 1995 and 1996. As of June 30, 1994, 1995 and 1996, the Company had working capital deficiencies of approximately $603,000, $625,000 and $1,971,000, respectively. In addition, except for the fiscal years ended June 30, 1989, 1990 and 1991, the Company has incurred net losses since its incorporation in 1986. For the fiscal years ended June 30, 1994, 1995 and 1996, the Company incurred net losses of approximately $2,500,000, $2,500,000, and $3,800,000, respectively. There can be no assurance that the Company's operations will achieve profitability at any time in the future or, if achieved, sustain such profitability. Although management estimates the Company will have Federal and state net operating loss carryforwards of approximately $5,100,000 available as of June 30, 1996 to offset future taxable income that may be generated within the carryforward period, due to various limitations imposed by the Internal Revenue Service, the utilization of such losses will be limited to no more than $330,000 per year, if the Offering is consummated. See Note 9 to the Financial Statements. As of June 30, 1996, the Company had a stockholders' deficit of $659,000. The Company's independent auditors have included an explanatory paragraph in their report dated August 2, 1996 on the Company's Financial Statements stating that the financial statements have been prepared based on the assumption that the Company will continue as a going concern and that the Company has suffered recurring losses from operations and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto.

   Future Capital Needs; Uncertainty of Additional Funding. Based on its current operating plan, the Company anticipates that its existing capital resources together with the proceeds of this Offering will be adequate to satisfy its capital requirements for a period of at least twelve months from the date of this Prospectus. Thereafter, additional financing will be necessary for the continued support of the Company's products. Historically, the Company has been dependent upon debt and equity financing from its affiliates. There can be no assurance that the Company's affiliates will continue to make debt or equity financing available to the Company. A portion of the proceeds of the Offering will be used to repay certain indebtedness to Malcolm G. Chace, III, a director and principal stockholder. See "Use of Proceeds" and "The Company -- Recent Bridge Financing." Additional financing may be either equity, debt or a combination of debt and equity. An equity financing could result in dilution in the Company's net tangible book value per share of Common Stock. There can be no assurance that the Company will be able to secure additional debt or equity financing or that such financing will be available on favorable terms. In addition, the Company has agreed not to sell or offer for sale any of its securities for a period of 18 months following the effective date of this Registration Statement without the consent of the Underwriter. If the Company is unable to obtain such additional financing, the Company's ability to repay its debts and its ability to maintain its current level of operations will be materially and adversely affected. In such event, the Company will be required to reduce its overall expenditures, including its research and development activity, and may default on its obligations. See "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Securities Eligible for Future Sale."

   Variable Operating Results; Lengthy Sales Cycles. The Company's operating results have in the past and may in the future fluctuate significantly depending upon a variety of factors which vary substantially over time, including industry conditions; the timing of orders from customers; the timing of new product introductions by the Company and competitors; customer acceleration, cancellation or delay of shipments; the length of sales cycles; the level and timing of selling, general and administrative expenses and research and development expenses; specific feature needs of customers; and production delays. A substantial portion of the Company's quarterly revenues are derived from the sale of a relatively small number of COLD systems which range in price from approximately $150,000 to $900,000. As a result, the timing of recognition of revenue from a single order has in the past and may in the future have a significant impact on the Company's net sales and operating results for particular financial periods. The decision to purchase a COLD system from the Company involves a significant commitment of capital by the Company's customers and generally the consent of a number of internal decision-makers. Therefore, there are frequently lengthy periods of time between the initiation of customer contact by the Company and the closing of a sale of the Company's products. During the lengthy sales cycle for the Company's products, the Company may expend substantial funds and management effort in anticipation of a sale which may not occur. These expenditures will adversely affect the Company's revenues and results of operations. The Company currently is a party to a contract which provides for a $6,000 per month penalty in the event that an additional software feature is not delivered by January 1, 1997. There can be no assurances that delivery will be made by such date.

   Dependence on Principal Product. The Company currently derives substantially all of its revenues from sales of its COLD systems and related software products and maintenance services. As a result, any factor adversely affecting sales of the COLD systems would have a material adverse effect on the Company. The Company's future financial performance will depend in part on its ability to successfully develop and introduce new and enhanced versions of the COLD systems and other products. There can be no assurance of the Company's ability to develop or introduce such systems or products. See "Business -- Products."

   Rapid Technological Change; Product Development. The market for the Company's products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. The Company currently devotes and intends to continue to devote substantial resources to research and development to enhance product features and the Company's proprietary technology and knowledge. The Company's continued success will be dependent upon its ability to continue to enhance its existing products and to develop and introduce in a timely manner new products incorporating technological advances and responding to customer requirements. To the extent one or more of the Company's competitors introduces products that more fully address customer requirements, the Company's business could be adversely affected. There can be no assurance that the Company will be successful in developing and marketing enhancements to its existing products or new products on a timely basis or that any new or enhanced products will adequately address the changing needs of the marketplace. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business and operating results could be adversely affected. From time to time, the Company or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay their purchasing decisions in anticipation of such products. Such delay could have a material adverse effect on the Company's business and operating results.

   Reliance on Single or Limited Sources of Supply. The Company relies on single or limited sources for the supply of several components of its products, including optical disk storage libraries, CPU boards, fiber optic channel hardware and high-density integrated circuits. The Company does not maintain supply commitments with any of its suppliers. The loss of any such source, any disruption in such source's business or failure by it to meet the Company's needs on a timely basis could cause shortages in component parts and could have a material adverse effect on the Company's operations. See "Business -- Manufacturing." The Company believes that other sources exist for the components of its products, although in some instances additional time may be required to integrate the new sources' products with the Company's production process.

   Competition. The computer data storage and retrieval market is highly competitive and the Company expects such competition to intensify. Certain competitors of the Company have substantially greater financial, marketing, development, technological and production resources than the Company. The Company's major competitors in the COLD systems market include IBM Corporation, FileTek Corporation, Eastman Kodak Company, Data/Ware Corporation, Anacomp, Inc., Mobius Management Systems, Inc., Computer Associates International, Inc., RSD America, Inc. and Network Imaging Systems Corp. The Company believes that the competitive factors affecting the market of its products and services include vendor and product reputation, system features, product quality, performance and price, as well as the quality of customer support services and training. The relative importance of each of these factors depends upon the specific customer involved. There can be no assurance that the Company will be able to compete successfully in all or any of these areas against current or future competitors. Moreover, the Company's present or future competitors may be able to develop products comparable or superior to those offered by the Company, offer lower price products or adapt more quickly than the

Company to new technologies or evolving customer requirements. In order to be successful in the future, the Company must respond to technological change, customer requirements and competitors' current products and innovations. There can be no assurance that the Company will be able to continue to compete effectively in its present market segment, in any new market segment into which the Company may expand, or that future competition will not have a material adverse effect on its business, operating results and financial condition. See "Business -- Competition."

   Recent Turnover in Management. Mr. Hector Wiltshire served as interim President and Chief Executive Officer from January 1996 through July 1, 1996, at which time he resigned for health reasons. Mr. Robert Stone was elected President and Chief Executive Officer August 1, 1996. The election of a new Chief Executive Officer has inherent risks. If Mr. Stone is unable to work with the Company's personnel, suppliers or customers, or is unable to become sufficiently knowledgeable about the Company's technology, he may not provide needed direction to the Company's growth and development which would likely materially adversely affect the Company's results of operations and financial condition. The Company also has commenced a search for a new Chief Financial Officer. See "Management."

   Ability to Manage Growth. As part of its business strategy, the Company intends to continue to expand its research and development and its sales operations. This strategy will require expanded customer services and support, increased personnel throughout the Company, expanded operational and financial systems and implementation of new control procedures. There can be no assurance that the Company will be able to attract qualified personnel or successfully manage expanded operations. Competition for technical personnel in the Company's industry is intense. As the Company expands, it may from time to time experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion or to provide consistent levels of support to existing customers. There can be no assurance that the Company will anticipate all of the changing demands that expansion may place on the Company's operational, management and financial systems and controls or that the Company will be able to continue to improve such systems and controls. If the Company's management is unable to manage growth effectively, the Company's business, results of operations, financial condition and liquidity could be materially and adversely affected.

   Dependence on Significant Customers. Historically, the Company has sold its products to a relatively small number of significant customers. Sales to Nationwide Mutual Insurance Company, Bank of Boston Corporation Technology Services and Bell Sygma, Inc. accounted for 35%, 22% and 11%, respectively, of the Company's total net sales during the year ended June 30, 1996. Sales to Bank of Boston Corporation Technology Services, Chevron Information Technologies, Inc., Securities Industry Automation Corporation, Prudential Securities Incorporated, and Bell Sygma, Inc. accounted for 18%, 16%, 15%, 14% and 10%, respectively, of the total net sales for the year ended June 30, 1995. The loss of any one of these significant customers or the inability of the Company to attract new customers could have a material adverse effect on the Company's operations and financial condition. See "Business -- Customers."

   Dependence on Key Personnel. The success of the Company will depend significantly upon the personal efforts and abilities of its key employees, particularly Robert H. Stone, President and Chief Executive Officer, Christopher Neefus, Vice President-Sales, and George H. Steele, III, Vice President-Marketing. The Company does not have employment contracts with Mr. Neefus or Mr. Steele, nor does the Company maintain key person life insurance policies on any personnel. Mr. Stone was elected President and Chief Executive Officer on August 1, 1996. The loss of the services of any of these key employees could have a material adverse effect on the Company. See "Business -- Employees," "Management -- Directors and Executive Officers."

   Protection of Intellectual Property. The Company's success depends in significant part on maintenance and protection of its intellectual property. The Company attempts to protect its intellectual property rights through a range of measures, including patents, trade secrets and confidentiality agreements. The Company has not sought and would be unable to obtain patent protection in any foreign country for any of its technology currently patented in the United States. There can be no assurance that the Company will be able to effectively protect its technology, that others will not be able to develop similar technology independently or that the Company will have the resources necessary to adequately protect and enforce rights it may have with respect to its intellectual property. Although the Company is not aware of any actual or potential assertions against it, there can be no assurance that third party claims alleging infringement of intellectual property rights, including infringement of patents that have been or may be issued in the future, will not be asserted against the Company. Any assertions of intellectual property claims could require the Company to discontinue the use of certain processes or to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and damages, or to develop noninfringing technology or acquire licenses to the alleged infringed technology. Litigation may also divert the efforts of management and technical personnel from other matters. There can be no assurance that the Company would be able to obtain such licenses on acceptable terms or to develop noninfringing technology. See "Business -- Intellectual Property."

   Absence of Dividends. The Company has not paid any cash dividends on the Common Stock since its inception and the Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

   Broad Discretion of Management in Use of Proceeds; Repayment of Indebtedness to Insider. Approximately 12% of the estimated net proceeds of the Offering (approximately 25% if the Underwriter's over-allotment option is exercised in full) is to be used for general corporate purposes in the discretion of the Company's management, upon whose judgment the public investors must depend. In addition, $250,000 of the estimated net proceeds of the Offering will be paid to Malcolm G. Chace, III, a director and principal stockholder, to repay the Bridge Notes held by him, plus accrued interest thereon. See "Use of Proceeds," "The Company" and "Principal Stockholders."

   Possible Control by Management; Board and Audit Committee
Composition. Upon completion of the Offering, the executive officers and directors will beneficially own approximately 21% of the outstanding Common Stock and may be able to elect all the Company's directors and thereby direct the policies of the Company. Furthermore, the Company currently has only one director who is not an employee of the Company or a principal stockholder or an affiliate thereof, and such director is not a member of the Audit Committee of the Board of Directors. See "Principal Stockholders" and "Management."

   Securities Eligible for Future Sale. Sales of substantial amounts of Common Stock after the Offering could adversely affect the market price of the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of more than 98% of the issued and outstanding shares prior to the Offering have agreed not to sell or otherwise dispose of any of their shares for a period of 18 months after the date of this Prospectus (the "Lock-up Period") without the prior written consent of the Underwriter. The Underwriter may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Although the Underwriter does not currently intend to release such securities from the lock-up agreements prior to their expiration, it may from time to time release all or a portion of securities subject thereto depending on a securityholder's individual circumstances, as market conditions permit. Of the 3,643,940 shares of Common Stock that will be outstanding after the Offering, the 2,133,334 shares sold in this Offering and 100,000 shares registered in the Concurrent Offering will be freely tradable without restriction or further registration under the Securities Act, except that shares owned by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may generally only be sold in compliance with applicable provisions of Rule 144. Beginning 90 days following the date of this Prospectus, approximately 25,989 additional shares will become eligible for sale in compliance with Rule 144 promulgated under the Securities Act. Approximately 98% of the currently outstanding shares are subject to lock-up agreements; of such shares, 1,510,465 will be eligible for sale, subject to the volume limitations of Rule 144 (except for the 100,000 shares registered in the Concurrent Offering), beginning upon the expiration of the Lock-up Period. In addition, subject to the consent of the Underwriter, the Company intends to register after the effectiveness of the Offering a total of up to 500,000 shares of Common Stock issued or issuable pursuant to the 1996 Plan. Of the up to 500,000 shares to be registered, 248,351 shares are subject to outstanding options as of October 1, 1996, of which options to purchase a total of 8,351 shares are exercisable. All of the shares subject to such exercisable options are subject to lock-up agreements. See "Management -- Stock Option Plans," "Description of Securities," "Securities Eligible for Future Sale" and "Underwriting."

   The Redeemable Warrants underlying the Units offered hereby and the shares of Common Stock underlying such Redeemable Warrants, upon exercise thereof, will be freely tradable without restriction under the Securities Act, except for any Redeemable Warrants or shares of Common Stock purchased by Affiliates, which will be subject to the resale limitations of Rule 144 under the Securities Act. In addition, 750,000 New Warrants and the underlying shares of Common Stock and 100,000 shares of Common Stock are being registered in the Concurrent Offering. Holders of such New Warrants and of such shares of Common Stock have agreed not to, directly or indirectly, issue, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of (collectively, "Transfer") such shares of Common Stock for a period of 18 months from the effective date of the Registration Statement without the prior written consent of the Underwriter.

   Absence of Public Market; Arbitrary Determination of Offering Price; Possible Volatility of Stock Price. Prior to this Offering, there has been no public market for the Units, Common Stock or Redeemable Warrants. Consequently, the initial public offering price of the Units has been determined by negotiations among the Company and the Underwriter and bears no relationship to the price of the Company's securities after this Offering. See "Underwriting." There can be no assurance that any active public market for the Units, Common Stock or Redeemable Warrants will develop or be sustained after the Offering, or that the market price of the Units, Common Stock or Redeemable Warrants will not decline below the initial public offering price. The trading prices of the Units, Common Stock and Redeemable Warrants could be subject to wide fluctuations in response to actual or anticipated quarterly operating results of the Company, announcements of technological innovations or new applications by the Company or its competitors and general market conditions, as well as other events or factors. In addition, stock markets have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market price of many technology companies, and has often been unrelated to the operating performance of those companies. This volatility may adversely affect the market price of the Units, Common Stock and Redeemable Warrants.

   Dilution. Persons purchasing Units at the initial public offering price will incur immediate and substantial dilution in the net tangible book value per share of Common Stock of $2.40 or 64% ($2.25 or 60% if the Underwriter's over-allotment option is exercised in full). See "Dilution."

   Underwriter's Lack of Experience. Although the Underwriter commenced operations in May 1994, it does not have extensive experience as an underwriter of public offerings of securities. In addition, the Underwriter is a relatively small firm and no assurance can be given that the Underwriter will be able to participate as a market maker in the Units, Common Stock or Redeemable Warrants, and no assurance can be given that any broker-dealer will make a market in the Units, Common Stock or Redeemable Warrants. See "Underwriting."

   Underwriter's Potential Influence on the Market. It is anticipated that a significant amount of Units will be sold to customers of the Underwriter. Although the Underwriter has advised the Company that it intends to make a market in the Units, Common Stock and Redeemable Warrants, it will have no legal obligation to do so. The prices and the liquidity of the Units, Common Stock and Redeemable Warrants may be significantly affected by the degree, if any, of the Underwriter's participation in the market. No assurance can be given that any market activities of the Underwriter, if commenced, will be continued. See "Underwriting."

   Continued Quotation on the Nasdaq SmallCap Market; Potential Penny Stock Classification. The Units, Common Stock and Redeemable Warrants have been approved for quotation on the Nasdaq SmallCap Market. The Company currently has no intention to delist the Units immediately after the minimum inclusion period. However, the Company and the Underwriter may jointly determine, based upon market conditions, to delist the Units upon the expiration of the 30-day period commencing on the date of this Prospectus. No assurance can be given that it will be able to satisfy the criteria for continued quotation on the Nasdaq SmallCap Market following this Offering. Failure to meet the maintenance criteria in the future may result in the Units, Common Stock and Redeemable Warrants not being eligible for quotation. In such event, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Units, Common Stock and Redeemable Warrants.

   If the Company were removed from the Nasdaq SmallCap Market, trading, if any, in the Units, Common Stock or Redeemable Warrants would thereafter have to be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, Nasdaq's OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, and to obtain accurate quotations as to the value of, such securities.

   In addition, if the Units, Common Stock or Redeemable Warrants are delisted from trading on Nasdaq and the trading price of the Common Stock is less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under such rule, broker/dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the Securities and Exchange Commission (the "Commission"), any equity security not traded on an exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of the Units, Common Stock and Redeemable Warrants and the ability of purchasers in the Offering to sell their securities in the secondary market. There can be no assurance that the Units, Common Stock and Redeemable Warrants will not be delisted or treated as a penny stock.

   Registration of Shares Underlying the Redeemable Warrants. The Redeemable Warrants issued in the Offering are not exercisable unless, at the time of exercise, the Company has distributed a current prospectus covering the shares of Common Stock issuable upon exercise of such Redeemable Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the holder who wishes to exercise such Redeemable Warrants. In addition, in the event any Redeemable Warrants are exercised at any time after nine months from the date of this Prospectus, the Company will be required to file a post-effective amendment and deliver a current prospectus before the Redeemable Warrants may be exercised. Although the Company will use its best efforts to have all such shares so registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of such Redeemable Warrants, there is no assurance that it will be able to do so. Holders of Redeemable Warrants who exercise such Redeemable Warrants at a time the Company does not have a current prospectus may receive unregistered and, therefore, restricted shares of Common Stock. Although the Units will not knowingly be sold to purchasers in jurisdictions in which the Units are not registered or otherwise qualified for sale, purchasers may buy Redeemable Warrants in the after market or may move to jurisdictions in which the shares underlying the Redeemable Warrants are not registered or qualified during the period that the Redeemable Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Redeemable Warrants unless and until the shares and Redeemable Warrants could be qualified for sale in the jurisdiction in which such purchasers reside, or an exemption from such qualification exists in such jurisdiction, and holders of Redeemable Warrants would have no choice but to attempt to sell the Redeemable Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised.

   Redemption of Redeemable Warrants. Commencing October 16, 1997, the Company shall have the right to redeem all, but not less than all, of the Redeemable Warrants, at a price of $.05 per Redeemable Warrant on 30 days' prior written notice, provided that the Company shall have obtained the consent of the Underwriter, and the average closing bid price of the Common Stock equals or exceeds 150% of the then exercise price per share, subject to adjustment, for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. In the event the Company exercises the right to redeem the Redeemable Warrants, such Redeemable Warrants will be exercisable until the close of business on the date fixed for redemption in such notice. If any Redeemable Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price.

   Reduced Probability of Change of Control or Acquisition of Company Due to Existence of Anti-Takeover Provisions. The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), contains certain provisions that reduce the probability of any change of control or acquisition of the Company. Pursuant to the Restated Certificate, the Board of Directors has the ability to issue Preferred Stock in one or more series with such rights, obligations and preferences as the Board of Directors may determine without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue any shares of Preferred Stock, there can be no assurance that it will not issue Preferred Stock at some future date. Further, certain provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future. See "Description of Securities." In addition, the Company's Restated Certificate provides that its directors shall not be personally liable to the Company or its stockholders for monetary damages in the event of a breach of fiduciary duty to the extent permitted by Delaware law.

                                 THE COMPANY

   The Company, which was incorporated in Delaware in 1986 under the name Aquidneck Systems International, Inc., develops, assembles, sells and services optical data storage systems consisting of integrated computer hardware and software for the archival storage and retrieval of massive quantities of computer-generated information. In June 1996, the Company changed its name to Access Solutions International, Inc.

   The Company's executive offices are located at 650 Ten Rod Road, North Kingstown, Rhode Island 02852 and its telephone number is (401) 295-2691.

   Recent Bridge Financing. On May 28, 1996, the Company consummated a bridge financing (the "Bridge Financing") pursuant to which it issued an aggregate of: (i) $1,500,000 in principal amount of promissory notes (the "Bridge Notes") which bear interest at the rate of 10% per annum and are due and payable upon the earlier of: (a) the closing of the sale of securities or other financing of the Company from which the Company or its subsidiary receives gross proceeds of at least $2,500,000 or (b) May 28, 1997, and (ii) 750,000 warrants (the "Bridge Warrants"), each Bridge Warrant entitling the holder to purchase one share of Common Stock at an initial exercise price of $1.50 per share (subject to adjustment upon the occurrence of certain events) during the three-year period commencing May 28, 1997. Original issue discount in the amount of $150,000 associated with the Bridge Financing will be amortized to interest expense over the term of the bridge debt. The net proceeds of approximately $1,390,000 from the Bridge Financing were used for:
(i) repayment of indebtedness in the principal amount of $85,000 to a director and principal stockholder; (ii) research and development expenses in the approximate amount of $336,000; (iii) selling expenses in the approximate amount of $126,000; (iv) sales commissions in the approximate amount of $65,000; (v) customer support expenses in the amount of $191,000; and (vi) general working capital purposes. Upon the consummation of the Offering, each Bridge Warrant will automatically, without any action by the holder thereof, be converted into a Redeemable Warrant (the "New Warrant") having terms identical to those of the Redeemable Warrants underlying the Units offered hereby. The New Warrants and the underlying shares of Common Stock issuable upon exercise of the New Warrants are being registered under the Securities Act of 1933, as amended (the "Securities Act"), in the Registration Statement of which this Prospectus is a part. The Company intends to use a portion of the proceeds of this Offering to repay the entire principal amount of, and accrued interest on, the Bridge Notes, including $250,000 plus accrued interest to Malcolm G. Chace, III, a director and principal stockholder. See "Use of Proceeds."

   Recapitalization. In January 1996, the Company effected a recapitalization (the "Recapitalization") of its capital without a formal reorganization. As part of the Recapitalization, the Board of Directors approved the reverse stock split, negotiated a conversion (the "Conversion") of debt in the amount of $2,635,415 plus unpaid interest in the amount of $62,129 plus warrants to purchase 4,240 shares of common stock into 1,041,012 shares of Common Stock and retained Hector D. Wiltshire as its President and Chief Executive Officer on an interim basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions." Following the Recapitalization, approximately 2.2% of the issued and outstanding Common Stock was held by holders of Common Stock prior to the Recapitalization and approximately 69% of the issued and outstanding Common Stock was held by the holders of debt who participated in the Conversion. Additionally, in January 1996, the Company issued 416,500 shares of Common Stock to Mr. Wiltshire in consideration for (i) his agreement to serve as the Company's interim President and Chief Executive Officer; (ii) his agreement to relinquish warrants he had acquired in connection with the $500,000 bridge financing he provided to the Company in September 1995; and (iii) his agreement to loan the Company $250,000 on a short-term basis. Such shares represent approximately 28% of the issued and outstanding Common Stock. See "Certain Transactions -- Transactions with Mr. Wiltshire" and Notes 2 and 14 to the Financial Statements.

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of the Units offered by the Company hereby, after deduction of underwriting discounts, non-accountable expense allowance and Offering expenses, are estimated to be $6,300,000 ($7,344,000 if the Underwriter's over-allotment option is exercised in full).

   The Company intends to use the net proceeds as follows: (i) approximately $1,500,000 to repay the Bridge Notes, including $250,000 to Malcolm G. Chace, III, a director and principal stockholder; (ii) approximately $290,000 to repay all of the Company's outstanding bank indebtedness; (iii) approximately $1,400,000 for research and development expenses for product modifications to support multiple platforms, provide device independence and increase modularity to speed enhancement, and for external contracting of general and vertical market-specific software enhancements; (iv) approximately $850,000 for the expansion of the Company's products to address the client/server market; (v) approximately $1,500,000 to further develop and enhance the Company's sales and marketing programs; and (vi) the balance for general corporate purposes, including research and development, accrued interest and working capital. The following table summarizes the Company's estimated use of the net proceeds:

                                                Approximate      Approximate
           Application of Proceeds                 Amount         Percentage
 -------------------------------------------    -------------    -------------
Repayment of Bridge Notes  .................     $1,500,000          23.8%
Repayment of bank indebtedness  ............        290,000           4.6
Research and development  ..................      1,400,000          22.2
Product expansion for client/server market .        850,000          13.5
Sales and marketing  .......................      1,500,000          23.8
General corporate purposes  ................        760,000          12.1
                                                -------------    -------------
                                                 $6,300,000           100%
                                                =============    =============

   In the event the Underwriter exercises its over-allotment option in full, the Company will receive an additional $1,044,000, after deduction of the underwriting discounts and non-accountable expense allowance, and will utilize those proceeds for general corporate purposes, including research and development and working capital.

   The Bridge Notes bear interest at the rate of 10% per annum and mature on the earlier of: (i) the closing of a sale of securities or other financing of the Company from which the Company or its subsidiary receives gross proceeds of at least $2,500,000 or (ii) May 28, 1997, one year from the date of issuance. The proceeds of the Bridge Notes were used (i) to repay indebtedness in the principal amount of $85,000 to Malcolm G. Chace, III, a director and principal stockholder; (ii) for research and development, selling and customer support expenses; and (iii) for other general corporate purposes. See "The Company -- Recent Bridge Financing."

   The Company anticipates that the proceeds from the Offering, together with projected cash flow from operations, will be sufficient to fund its operations for at least 12 months from the date of this Prospectus. Thereafter, the Company may need to raise additional funds. There can be no assurance that additional financing will be available or if available will be on favorable terms. If the Company is unable to obtain such additional financing, the Company's ability to maintain its current level of operations will be materially and adversely affected. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."

   Pending application of the proceeds of the Offering, the Company intends to invest the net proceeds in certificates of deposit, money market accounts, United States government obligations or other short-term interest bearing obligations of investment grade.

                               DIVIDEND POLICY

   The Company has not declared or paid cash dividends on its Common Stock, presently intends to retain earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. The payment of future cash dividends by the Company on its Common Stock will be at the discretion of the Board of Directors and will depend on its earnings, financial condition, cash flows, capital requirements and other considerations as the Board of Directors may consider relevant, including any contractual prohibitions with respect to the payment of dividends.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at June 30, 1996, actual, and as adjusted to give effect to the sale of the Units offered hereby by the Company and the initial application of the net proceeds therefrom. See "Use of Proceeds."

                                                                       June 30, 1996
                                                                ---------------------------
                                                                   Actual      As Adjusted
                                                                       (in thousands)
Current liabilities  .........................................    $  3,501      $   1,847
                                                                  --------      ---------
Total long-term debt, excluding current portion  .............    $     32      $      32
                                                                  --------      ---------
Stockholders' (Deficit) Equity:
Preferred Stock, $.01 par value, 1,000,000 shares authorized,
  -0- outstanding ............................................          --             --
Common Stock, $.01 par value, 8,000,000 shares authorized
  (1), 1,511,865 shares issued, actual, and 3,645,199 shares,
  as adjusted (2) ............................................          15             36
Additional paid-in capital  ..................................      10,600         16,879
Accumulated deficit  .........................................     (11,256)       (11,502)(3)
 Less treasury stock (1,259 shares)  .........................         (18)           (18)
                                                                  --------      ---------
 Total stockholders' (deficit) equity  .......................        (659)         5,395
                                                                  --------      ---------
 Total capitalization  .......................................    $  2,874      $   7,274
                                                                  ========      =========

------
(1) The number of shares authorized was increased to 13,000,000, effective August 16, 1996.

(2) Excludes, as of August 1, 1996, 501,905 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the "1996 Plan"), the 1994 Directors Stock Option Plan (the "1994 Directors Plan") and certain non-plan options. Options to purchase an aggregate of 248,351 shares of Common Stock at an exercise price equal to $3.75 under the 1996 Plan, options to purchase an aggregate of 1,014 shares of Common Stock at an exercise price of $222 under the 1994 Directors Plan and non-plan options to purchase an aggregate of 891 shares of Common Stock at exercise prices ranging from $74 to $399.60 are outstanding as of August 1, 1996. See "Management -- Executive Compensation --Stock Option Plans" and "-- Non-Plan Options."

(3) Includes non-recurring interest expense of $136,000 for the unamortized portion of the original issue discount and deferred charges of $110,000 representing the unamortized portion of costs, relating to the repayment of the Bridge Notes.

                                   DILUTION

   "Net tangible book value per share" represents the amount of total tangible assets of the Company reduced by the amount of total liabilities and divided by the number of shares of Common Stock outstanding. "Dilution" represents the difference between the price per share to be paid by new investors for the shares of Common Stock included in the Units issued in the Offering and the pro forma net tangible book value per share as of June 30, 1996. At June 30, 1996, the net tangible book value of the Common Stock was $(1,251,375) in the aggregate, or $(0.83) per share of Common Stock. After giving effect to the sale of the shares of Common Stock included in the Units offered hereby (at the initial public offering price of $3.75 per share, net of estimated underwriting discounts and Offering expenses, and assuming that no value is attributed to the Redeemable Warrants and no exercise of the Underwriter's over-allotment option), the pro forma net tangible book value of the Common Stock as of June 30, 1996 would have been $4,912,598 in the aggregate, or $1.35 per share. This represents an immediate increase in net tangible book value of $2.18 per share of Common Stock to existing stockholders and an immediate dilution per share of $2.40 to new investors purchasing shares of Common Stock in the Offering.

   The following table illustrates the dilution per share as described above:

                                                              Per Share            %
                                                       ----------------------    ------
Public offering price per share of Common Stock  ....                 $3.75       100%
                                                                                  ---
   Net tangible book value per share of Common Stock
     before the Offering  ...........................     $ (.83)                 (22)
   Increase attributable to new investors ...........       2.18                   58
                                                           ------                 ---
Pro forma net tangible book value per share of
   Common Stock after the Offering ..................                  1.35(1)     36
                                                                      -----       ---
Dilution per share of Common Stock to new investors                   $2.40        64%
                                                                      =====       ===

------
(1) If the Underwriter's over-allotment option is exercised in full, the pro forma net tangible book value at June 30, 1996 after the Offering would be approximately $5,956,598 or $1.50 per share (40%) and the dilution per share to new investors would be approximately $2.25 (60%).

   Based on the foregoing assumptions, the following table sets forth, as of completion of the Offering, the number of shares purchased from the Company, the total cash consideration paid to the Company and the average price per share paid by the existing stockholders and by new investors purchasing shares of Common Stock included in the Units in the Offering (at an initial public offering price of $3.75 per share, assuming that no value is attributed to the Redeemable Warrants):


                             Shares of Common                 Total              Average Price Per Share
                              Stock Acquired              Consideration              of Common Stock
                         ------------------------   --------------------------   -----------------------
                            Number       Percent        Amount       Percent
                          -----------   ---------    -------------   ---------
Existing Stockholders      1,510,606        41%      $ 9,391,617        54%               $6.22
New Stockholders  .....    2,133,334        59         8,000,000        46                $3.75
                           ---------       ---         ---------        --
     Total  ...........    3,643,940       100%      $17,391,617       100%
                           =========       ===       ===========       ===

                           SELECTED FINANCIAL DATA

   The following table sets forth selected financial data of the Company for the two years ended June 30, 1995 and 1996. The data has been derived from the audited financial statements of the Company appearing elsewhere herein. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, the notes thereto and other financial and statistical information included elsewhere in this Prospectus.

                                                     Years Ended June 30,
                                                  ----------------------------
                                                     1995             1996
                                                  -----------      -----------
                                                  (in thousands, except share
                                                      and per share data)
Statement of Operations Data:
Net sales
     Products  .............................      $    3,126       $    1,352
     Services  .............................             476              635
                                                  ----------      -----------
          Total net sales  .................           3,602            1,987
Cost of sales
     Products  .............................           1,115              346
     Services  .............................             185              234
                                                  ----------      -----------
          Total cost of sales  .............           1,300              580
                                                  ----------      -----------
Gross profit  ..............................           2,302            1,407
Operating expenses
   Selling expenses ........................             891              843
   General and administrative expenses .....           2,034            2,058
   Research and development expenses .......           1,756            1,713
   Stock compensation expense (1) ..........              --              744
                                                  ----------      -----------
          Total operating expense  .........           4,681            5,358
                                                  ----------      -----------
   Loss from operations ....................          (2,379)          (3,951)
   Interest expense, net ...................              92              190
                                                  ----------      -----------
   Loss before extraordinary gain ..........          (2,471)          (4,141)
                                                  ----------      -----------
   Extraordinary gain on debt restructuring .             --              320
                                                  ----------      -----------
     Net Loss  .............................      $   (2,471)     $    (3,821)
                                                  ===========      ===========
   Net Loss applicable to common stock:
     Net loss  .............................      $   (2,471)     $    (3,821)
     Accrued dividends on preferred stock  .             (88)            (109)
                                                  ----------      -----------
                                                  $   (2,559)     $    (3,930)
                                                  ==========      ===========
   Net loss per common share:
     Net loss before extraordinary item  ...      $    (1.14)     $     (1.88)
     Extraordinary item  ...................              --              .14
                                                  -----------      -----------
                                                  $    (1.14)     $     (1.74)
                                                  ==========      ===========
   Weighted average shares of Common Stock(2)      2,250,259        2,256,150

                                                           June 30,
                                                 -----------------------------
                                                   1995               1996
                                                 ---------         -----------
                                                        (in thousands)
Balance Sheet Data:
Working capital (deficiency)  ..........         $  (625)          $ (1,971)
Total assets  ..........................           2,527              2,874
Total liabilities  .....................           2,353              3,533
Total mandatorily redeemable securities .          2,088                 --
Total stockholders' deficit  ...........          (1,914)              (659)

------
(1) Compensation award to a former officer, including $424,830 of non-cash expenses associated with the fair value of the stock issued. See Note 14 to the Financial Statements.


(2) Computed using the weighted average number of shares of Common Stock outstanding during the period and other potentially dilutive instruments issued at prices below the initial public offering price during the twelve month period prior to the date of effectiveness of the Registration Statement of which this Prospectus forms a part. See Note 1 to the Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   The Company's sales consist of sales of products and services. Products sold by the Company consist of COLD systems, software and hardgoods including replacement disk drives, subassemblies and miscellaneous peripherals. Services rendered by the Company include post-installation maintenance and support. The Company recognizes revenue from customers upon installation of COLD systems and, in the case of COLD systems installed for evaluation, upon acceptance by such customers of the products. The Company sells extended service contracts on the majority of the products it sells. Such contracts are one year in duration with payments received either annually in advance of the commencement of the contract or quarterly in advance. The Company recognizes revenue from service contracts on a straight line basis over the term of the contract. The unearned portion of the service revenue is reflected as deferred revenue. As of June 30, 1996, the Company had deferred revenue in the amount of $448,492.

   The Company's operating results have in the past and may in the future fluctuate significantly depending upon a variety of factors which vary substantially over time, including industry conditions; the timing of orders from customers; the timing of new product introductions by the Company and competitors; customer acceleration, cancellation or delay of shipments; the length of sales cycles; the level and timing of selling, general and administrative and research and development expenses; specific feature needs of customers; and production delays. A substantial portion of the Company's quarterly revenues are derived from the sale of a relatively small number of COLD systems which range in price from approximately $150,000 to $900,000. As a result, the timing of recognition of revenue from a single product order has in the past and may in the future have a significant impact on the Company's net sales and operating results for particular financial periods. This volatility is counter balanced by the increase in sales of annual service contracts which generally accompanies an increase in systems sales. The revenue from service contracts is recognized on a straight line basis over the term of the contract.

   The Company's primary operating expenses include selling expenses, general and administrative expenses and research and development expenses. General and administrative expenses consist primarily of employee compensation and customer support expenses. Research and development expenses include compensation paid to internal research and development staff members and expenses incurred in connection with the retention of independent research and development consultants. The Company utilizes its own employees for research and development functions except in certain circumstances involving product enhancements. In those circumstances, the Company regularly retains independent experts to consult and design new software modules which are subsequently evaluated and tested by the Company's internal research and development staff. Upon successful testing of such product enhancements, the Company's internal staff integrates the new products with the Company's existing COLD systems and products. See "Business -- Research and Development."

   The Company has historically incurred net losses and anticipates that further net losses will be incurred prior to the time, if ever, that the Company achieves profitability. However, the Company has recently taken certain steps intended to limit the incurrence of future net losses. Such steps include: (i) the retention in January 1996 of Hector D. Wiltshire as interim President and Chief Executive Officer and the subsequent hiring in August 1996 of Robert H. Stone as President and Chief Executive Officer; (ii) the Recapitalization (see "The Company--Recapitalization"); (iii) the November l995 reduction in the Company's workforce from 52 to 30 full-time employees as of June 30, 1996; (iv) other reductions in overhead costs and expenses; and (v) the administration of tighter internal controls with respect to preservation of the integrity of the Company's proprietary software products. The immediate effect realized by the implementation of these measures was to reduce average monthly operating expenses during the period from January through June 1996 to approximately $317,000, exclusive of the cost associated with shares granted to an officer in January 1996. This represents a 34% reduction in the average monthly operating expenses as compared to those incurred during the first half of fiscal 1996. During such period, average operating expenses approximated $481,000 per month. While no assurance can be given that such steps will be sufficient to limit losses which may be incurred in the future, the Company believes that such steps, when fully implemented, may enable the Company to realize improved operating results. The Company does not believe that these steps, particularly the reduction in the workforce, have to date or will in the future materially adversely impact the Company's revenues and earnings. Of the 22 employees terminated, four were salespersons, five were field support personnel, eight were product development personnel and five were administrative staff. Many of the sales and field support employees had been hired early in 1995 in anticipation of increased sales which did not materialize. The terminated product development personnel were working on new products which the Company determined would not be completed. There is no indication that these terminations will materially adversely affect new product development in the long term. See "Business -- Future Development Projects." As a result of the foregoing, the reduction in workforce has not materially adversely affected the Company's operations.

RESULTS OF OPERATIONS

 YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995

   The following table presents certain items from the Company's Statement of Operations, and such amounts as percentages of net sales, for the periods indicated.

                                   Year Ended June 30, 1995    Year Ended June 30, 1996
                                  -------------------------   --------------------------
Net sales
   Products ....................    $ 3,126,022        87%      $ 1,352,408        68%
   Services ....................        476,039        13           634,500        32
                                    -----------       ---       -----------      ----
   Total net sales .............      3,602,061       100         1,986,908       100
Cost of sales
   Products ....................      1,114,963        31           346,157        17
   Services ....................        184,744         5           234,229        12
                                    -----------       ---       -----------      ----
   Total cost of sales .........      1,299,707        36           580,386        29
                                    -----------       ---       -----------      ----
Gross profit  ..................      2,302,354        64         1,406,522        71
Operating expenses
   Selling .....................        890,868        25           843,312        43
   General and administrative ..      2,033,851        56         2,058,005       104
   Research and development ....      1,755,891        49         1,713,094        86
   Stock compensation ..........             --        --           744,000        37
                                    -----------       ---       -----------      ----
   Total operating expenses ....      4,680,610       130         5,358,411       270
Interest expense, net  .........         92,319         3           189,939        10
                                    -----------       ---       -----------      ----
Loss before extraordinary gain      $(2,470,575)      (69)%     $(4,141,828)     (208)
Extraordinary gain on debt
   restructuring ...............             --        --           320,387        16
                                    -----------       ---       -----------      ----
Net loss  ......................    $(2,470,575)      (69)%     $(3,821,441)     (192)%
                                    ===========       ===       ===========      ====

   Net sales. Net sales decreased from $3,602,061 for the year ended June 30, 1995 to $1,986,908 for the year ended June 30, 1996. This decrease was primarily the result of a delay in completion of software enhancements which resulted in installation postponements in the second half of fiscal 1996. Although these enhancements have now been substantially completed, the installation postponements are expected to continue into the first half of fiscal 1997. The overall impact of such delays upon current market share, maintenance income and other associated fees is expected to be negligible. See "Risk Factors -- Variable Operating Results; Lengthy Sales Cycle." Net product and service sales were $3,126,022 and $476,039, respectively, for the year ended June 30, 1995 compared to $1,352,408 and $634,500 for the year ended June 30, 1996. Products sales decreased 57% during the year ended June 30, 1996 compared to the year ended June 30, 1995. Service revenue, which increases as the Company's base of installed units expands, was 33% higher than in the corresponding prior period. Approximately half of this increase is attributable to an ODSM consulting contract in the amount of $66,000 that was completed and fully recognized in the second quarter of fiscal 1996. Service revenue exclusive of revenue generated by this consulting contract increased 19% over the corresponding period.

   Cost of sales. Cost of sales includes component costs, firmware license costs, labor, travel and certain overhead costs. Costs of sales in the aggregate decreased 55% from $1,299,707 for the year ended June 30, 1995 to $580,386 for the year ended June 30, 1996, primarily due to the reduced volume of sales. In addition, cost of sales as a percentage of sales decreased from 36% for the year ended June 30, 1995 to 29% for the year ended June 30, 1996. This decrease was due to negotiated price reductions for the purchase of the Company's optical hardware and from the sale of higher margin systems.

   The cost of product sales decreased 69% from $1,114,963 for the year ended June 30, 1995 to $346,157 for the year ended June 30, 1996 due to the decrease in product sales. Cost of product sales as a percentage of product sales decreased from 36% for the year ended June 30, 1995 to 26% for the year ended June 30, 1996, a trend that has continued from fiscal 1994, when the cost of product sales as a percentage of product sales was 72% due to inventory write-downs and high installation start-up costs. It should not be assumed, however, that this trend will continue. The cost of services increased by 27% from $184,744 for the year ended June 30, 1995 to $234,229 for the year ended June 30, 1996 due to additional service contracts required to support increased service revenues. Cost of services as a percentage of service revenues decreased from 39% for the year ended June 30, 1995 to 37% for the year ended June 30, 1996.

   Selling expenses. Selling expenses decreased 5% from $890,868 for the year ended June 30, 1995 to $843,312 for the year ended June 30, 1996. This decrease was due to the net difference between lower sales commissions, the reduction of marketing activity and staffing in the second half of fiscal 1996 and increased trade show activity in the first quarter of fiscal 1996 and higher personnel and non-recurring recruiting costs incurred in connection with the hiring of a vice president of sales.

   General and administrative expenses. General and administrative expenses consist of administrative expenses and customer support expenses. Administrative expenses increased 10% from $1,103,287 for the year ended June 30, 1995 to $1,216,142 for the year ended June 30, 1996. This increase was primarily due to costs incurred in connection with a bridge financing and a proposed initial public offering of Common Stock that was abandoned in December 1995, increased salary expense from the hiring of a vice president of Business Operations in January 1995, and costs incurred in connection with the Recapitalization. These amounts were offset by the termination of two vice presidents in November 1995 and February 1996 and significantly reduced administrative staffing in the second half of fiscal 1996.

   Customer support expenses decreased 10% from $930,564 for the year ended June 30, 1995 to $841,863 for the year ended June 30, 1996. This decrease was primarily the result of lower travel expenses resulting from a geographical redistribution of service engineers to locations with higher demand for service personnel.

   Research and development expenses. Research and development expenses decreased 2% from $1,755,891 for the year ended June 30, 1995 to $1,713,094 for the year ended June 30, 1996. This decrease reflected a temporary reduction in consulting expenses resulting from a change in the primary independent consulting firm retained by the Company. These costs were offset by payroll increases necessary to maintain competitive salaries for personnel in the research and development area and increased depreciation incurred as a result of computer equipment upgrades. The increase in salary expense was partially offset by a 31% staffing reduction in November 1995, although the net decrease in wages was only $31,000 because of the hiring and termination of employees during the year ended June 30, 1996, short term employment durations and the reclassification of a customer service employee to research and development.

   Stock compensation expense. The Company incurred a one-time expense relating to the issuance of 416,500 shares of Common Stock to an officer of the Company. Compensation expense in the aggregate amount of $744,000 was recognized in conjunction with this transaction, including a non-cash charge of $424,830, representing the fair value of the Common Stock as determined by independent appraisal. The difference represents an accrual of an agreed upon reimbursement of the potential tax cost of the stock grant to the officer. See "Certain Transactions -- Transactions with Mr. Wiltshire."

   Interest expense, net. Interest expense, net, increased 106% from $92,319 for the year ended June 30, 1995 to $189,939 for the year ended June 30, 1996. Such expense increased as a result of borrowings under a secured loan, two bridge loans, accretion on warrants issued in connection with the second bridge loan and an increase in secured borrowings during the 1995 period. Interest expense relating to capital leases decreased from $34,885 for the year ended June 30, 1995 to $28,830 for the year ended June 30, 1996.

   Net loss. As a result of the foregoing, the Company's net loss increased from $(2,470,575) for the year ended June 30, 1995 to $(3,821,441) for the year ended June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

   The Company had a working capital deficit of $624,608 at June 30, 1995 as compared to a working capital deficit of $1,971,090 at June 30, 1996.

   Total cash used by operating activities during the year ended June 30, 1996 was $2,366,193. The Company's net loss of $3,821,441 included non-cash expenses aggregating $769,511, the largest of which was the $424,830 charge associated with the fair value of the stock granted to an officer of the Company. The principal sources of cash from operating activities were increases in accounts payable of $228,590, accrued expenses of $208,913, and deferred revenue of $78,384. The principal use of cash was the reduction in trade accounts receivable of $399,300 and inventory of $83,567.

   Cash used in investing activities for the year ended June 30, 1996 was $113,084. Additions to fixed assets in the amount of $103,604, and investments in other assets in the amount of $9,480 constituted the major use of cash in investing activities.

   The Company's operations for fiscal 1996 were funded primarily through borrowings and equity investments. During this period, the Company raised approximately $2,668,415 (gross proceeds) from Malcolm G. Chace, III, a director and principal stockholder, and certain outside investors consisting of (i) a bridge loan in September 1995 (the "September Bridge Loan") by Mr. Chace and other private investors (the "September Bridge Loan Investors") in the amount of $1,300,000 in anticipation of an initial public offering in December 1995 that was subsequently abandoned, and (ii) $2,468,415 in borrowings from Mr. Chace. See "Management," "Principal Stockholders" and "Certain Transactions -- Debt Transactions with Mr. Chace and his Affiliates." During that period, the Company also settled an employment bonus obligation in the amount of $180,000 in exchange for 7,500 shares of Common Stock, and certain consulting fees and earned sales commissions in the aggregate approximate amount of $20,807 in exchange for 5,290 shares of Common Stock. See "Management -- Employment Agreements."

   As of June 30, 1996, the Company had indebtedness outstanding under a short-term secured bank loan in the amount of $290,000. The loan, originally in the amount of $500,000, was subject to a $70,000 principal reduction in September 1994 and further reductions of principal in the amount of $10,000 each month thereafter until maturity. The loan was amended effective June 26, 1996 to increase the monthly payments to $20,000 commencing July 31, 1996 and to extend the maturity from June 30, 1996 to September 15, 1996. On September 18, 1996, the bank agreed to further amend the loan extending the maturity date to October 31, 1996. The loan is secured by substantially all of the Company's assets. Borrowings outstanding under the loan accrue interest at a rate equal to the prime rate plus 2% (10.25% as of June 30, 1996). The Company intends to repay the balance of this indebtedness with a portion of the net proceeds of the Offering. See "Use of Proceeds."

   In January 1996, the holders of the Company's Series A 10% Cumulative Convertible Preferred Stock, $.01 par value (the "Preferred Stock"), converted all of the Company's issued and outstanding Preferred Stock and accrued but unpaid Preferred Stock dividends in the aggregate approximate amount of $2,200,000 to Common Stock and effected the reverse stock split. In connection with the Recapitalization, the Company purchased 897 treasury shares for a cost of $85,274. Of this amount, $915, representing the fair value of the 897 shares acquired, was charged to treasury stock and $84,359, representing the excess of the amount paid over the fair value of the shares, was charged to general and administrative expenses. The fair value of the shares acquired was determined by independent appraisal. Additionally, the Company reached an agreement with Mr. Chace to convert all of the then outstanding indebtedness of the Company held by him, excluding the September Bridge Loan, in the amount of $1,335,415 into 426,279 shares of Common Stock.

   During January and February 1996, the Company also reached agreement with the September Bridge Loan Investors, including Mr. Chace, to convert bridge notes in the principal amount of $1,300,000 into 614,733 shares of Common Stock.

   The Company intends to utilize the net proceeds from the Offering for (i) repayment of the Bridge Notes in the approximate amount of $1,500,000; (ii) repayment of bank indebtedness in the approximate amount of

$290,000; (iii) approximately $1,400,000 for research and development for product modifications to support multiple platforms, provide device independence and increase modularity to speed enhancement, and for external contracting of general and vertical market-specific software enhancements;
(iv) approximately $850,000 for the expansion of the Company's products to address the client/server market; (v) approximately $1,500,000 to further develop and enhance the Company's sales and marketing programs; and (vi) the balance for general corporate purposes, including research and development, accrued interest and working capital. See "Use of Proceeds" and "Certain Transactions -- Debt Transactions with Mr. Chace and his Affiliates." The Company has certain obligations under capital and operating leases. See Note 8 to the Financial Statements.

   The Company believes that the estimated net proceeds of the Offering, together with funds generated from operations, will be sufficient to meet the Company's working capital requirements for a period of at least twelve months from the date of this Prospectus. Thereafter, additional funds will be required. If the Company has insufficient funds from operations, it will be required to seek additional debt or equity financing. There can be no assurance that such additional funds can be obtained on acceptable terms, if at all. If additional funds are not available, the Company's business will be materially adversely affected. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding" and the Financial Statements and notes thereto.

   The Company has suffered recurring losses from operations, has negative cash flows from operating activities and has a working capital deficiency. As a result, the Company's independent auditors in their report dated August 2, 1996 on the Financial Statements have included an explanatory paragraph that describes factors raising substantial doubt about the Company's ability to continue as a going concern. See "Risk Factors -- Working Capital Deficiencies; History of Losses; Accumulated Deficit; Ability to Continue as a Going Concern."

   At June 30, 1996, the Company had Federal and state net operating loss ("NOL") carryforwards available to reduce any future taxable income in the approximate amount of $8,100,000, which expire in various amounts between the years 2002 and 2010, if not previously utilized. In the event of an ownership change, as defined in Section 382 of the Internal Revenue Code, utilization of NOL carryforwards in periods following the ownership change can be significantly limited. Management believes that the Company has incurred several changes of ownership under these rules. As a result, utilization of the NOL carryforwards is subject to various limitations, depending upon the year in which the NOL originated. As of June 30, 1996, management estimates that approximately $5,100,000 of the Company's Federal NOL carryforwards will be available to offset taxable income that may be generated within the carryforward period. Of this amount, approximately $2,400,000 is available for future utilization without limitation and the remaining $2,700,000 is subject to a limitation of approximately $180,000 of utilization per year. However, because the underlying calculations are complex and are subject to review by the Internal Revenue Service, these limitations could be adjusted at a later date. In addition, upon consummation of the Offering, it is expected that another change of ownership will occur. As a result of this change, management expects that all prior limitations will remain in place, except that additional limitations will be imposed on the $2,400,000 NOL carryforward previously available for utilization without limitation, as described above. Management estimates that the $2,400,000 NOL carryforward will be subject to a limitation of approximately $150,000 of utilization per year, limiting expected total utilization during the carryforward period to $2,250,000.

   The Company believes that its current corporate infrastructure can support significant increases in sales without proportionate increases in costs. However, there can be no assurances that sales will increase or that any cost advantage will result.

SEASONALITY AND INFLATION

   To date, seasonality and inflation have not had a material effect on the Company's operations.

                                   BUSINESS

   The Company develops, assembles, sells and services optical data storage systems consisting of integrated computer hardware and software for the archival storage and retrieval of massive quantities of computer-generated information. The Company believes that its proprietary computer output to laser disk ("COLD") data storage systems provide a faster, more reliable and more economical method of storing vast quantities of computer-generated data than is generally available from other COLD systems or from traditional data storage methods. The Company's optical data storage systems, which are marketed under the brand names OAS and GIGAPAGE, are sold principally to large organizations that have the need to store and retrieve large quantities of computer-generated data. Currently, COLD systems developed and manufactured by the Company are used by companies such as Pershing Securities, a division of Donaldson Lufkin & Jenrette Inc., Securities Industry Automation Corporation, Prudential Securities Incorporated, Bank of Boston and Nationwide Mutual Insurance Company.

INDUSTRY OVERVIEW

   Business organizations need to archive data for a number of reasons, including compliance with governmental regulations, retention of historical records and maintenance of strategically valuable historical business information. The widespread use of computers has resulted in exponential growth in the amount of data that must be economically archived and stored while remaining readily accessible for retrieval. In the past, organizations have attempted to solve this problem by using one or more of four traditionally available data storage and retrieval alternatives: magnetic disk, paper, magnetic tape, and computer output microfiche or microfilm ("COM").

   Each of these traditional storage methods has inherent disadvantages as an archival storage medium. Magnetic disk is currently expensive and subject to data loss upon failure. Paper is a manually cumbersome, bulky and expensive means of long-term storage. Magnetic tape provides response times as long as 15 minutes when storing or retrieving data even when mounting is automated using robotics. COM is cumbersome to access and time-consuming to generate. The storage alternatives of paper, magnetic tape, and COM have nonetheless been used for archiving because of the high cost of magnetic disk or DASD, traditionally the most popular storage method.

THE COMPANY'S SOLUTION: PRODUCTS AND SERVICES

   The Company's COLD systems permit both the storage of archival data in a less expensive manner than with DASD, paper or COM, and quicker retrieval of such data than is possible with magnetic tape, paper or COM. When combined with the Company's software, the result is an integrated hardware and software solution which economically addresses archival storage and on-line retrieval of large quantities of computer-generated data. The Company believes its solution also achieves several technological and competitive advantages which are not available in other COLD systems. As compared to other COLD systems, the Company's patented directory structure and hardware data compression capability enables more data to be stored on, and retrieved quickly from, an optical disk, thereby maximizing the performance of the user's system while reducing the cost of storage. The Company's integrated COLD systems enable an end user to retrieve and view documents or reports based on a report index, which speeds access to data. The GIGAPAGE software is designed specifically to optimize access to robotic disk storage systems, unlike that of most competing systems. It employs sophisticated caching to make speed of access to the data comparable to that of magnetic disk, but at a much lower cost of storage. The Company has also developed a system-level "driver" for optical disk robotics called ODSM.

BUSINESS STRATEGY

   The Company's objective is to become a leading provider of COLD systems. To achieve this objective, the Company is pursuing a business strategy which includes the following principal elements: (i) identify and pursue customers with large CPUs and massive document storage and retrieval requirements; (ii) establish strategic alliances; (iii) develop a network of international resellers; and (iv) exploit opportunities in growth segments of the COLD systems market.

   Identify and Pursue Customers with Large CPUs and Massive Document Storage and Retrieval Requirements. The Company's sales and marketing efforts are focused primarily towards business entities that are mandated by government regulation to maintain extensive data archives. Management believes that such sales and marketing efforts will encourage the purchase and use of the Company's products by such businesses. To capitalize on the acceptance of its products by businesses that are generally recognized as leaders with respect to the early use of new information technologies, the Company will continue to rely upon successful product installations for strategic industry-specific references to foster follow-on sales.

   Establish Strategic Alliances. The Company is pursuing strategic alliances with certain software companies. The Company believes that the establishment of collaborative relationships with such companies and the integration of products produced by the Company and such strategic partners will create competitive advantages for the Company. Such competitive advantages include the opportunity to access the strategic partner's existing and potential customer base and the development of products which will provide technological advantages for end users. The Company believes strategic alliances will give the Company greater access to the approximately 2,000 IBM-compatible mainframe sites in North America and others throughout the world.

   Develop a Network of International Resellers. The Company believes the number of IBM-compatible mainframe sites internationally equals or exceeds the number of sites in the United States. The Company believes that substantially all of these sites are potential users of COLD systems. It is not practical, however, for the Company at this stage of its development to attempt to reach these sites directly as a result of the geographical dispersion, language barriers and costs associated with such effort. To reach these potential customers, the Company plans to qualify international resellers to distribute its products. By expanding its international resale distribution network, the Company believes it will be in a position to pursue opportunities arising in the international COLD systems market. GIGAPAGE has already been made bilingual for a Canadian installation, and can be adapted readily to other languages if needed.

   Exploit Opportunities in Growth Segments of the COLD Systems Market. The Company's long-term strategic direction is to further develop its software products towards an open architecture multiplatform implementation. The Company intends to structure its software products into functional modules which may be linked together over a network, thereby permitting such products to run on any computing platform found in a large enterprise. Such developments will create a transparent, consistent user interface across platforms and allow the specific functions within the product to be distributed across the enterprise in a client/server configuration. This will allow each function, or multiple functions such as data extraction and collection, to occur at the locations within the enterprise that are operationally most efficient. For example, the storage component may reside on a mainframe in a data center with all of the attendant security, management and back-up systems, while the data collection and extraction modules may be running on a dedicated server in a payment receipt department at the same time customer service agents are accessing the data from PCs in a telemarketing center.

PRODUCTS

   COLD Systems

   Computer output to laser disk data storage systems are high-density optical disk storage systems that store, index and retrieve formatted computer output. COLD systems consist of a controller, an optical disk subsystem and application software.

   Hardware Products

   The hardware portion of the Company's solution, the OAS, is a high capacity, mainframe channel-attached hybrid magnetic/optical disk storage system, composed of the OAS controller and an optical disk robotic "autochanger." The OAS controller can direct various types and models of robotic autochanger systems, which are manufactured by a number of vendors, commanding such robots to mount and dismount disks automatically as needed in response to requests from the host software. These autochangers, which the Company purchases from independent third party suppliers, are installed by the Company as a part of the integrated system at the customer site. Autochangers of varying capacities are available to meet the needs of the marketplace, for storage requirements from 166 million pages to multiple tens of billions of pages.

   Autochangers. The entry-level autochanger supports customers with relatively modest storage volumes. When used in conjunction with the Company's data compression technology, the capacity of this autochanger is significantly enlarged. In such instance, the entry-level autochanger will have the capacity to store over 166 million typical report pages.

   Because the optical drives housed within the Company's most commonly installed autochangers are American National Standards Institute ("ANSI")-standard 5 1/4 inch multifunction drives, the optical disk platters used within the autochanger may be a mixture of rewritable and write-once ("WORM") types. The rewritable disks are used to store those reports that do not have to be retained for long time periods. The disks are then re-used when the useful life of the reports has elapsed. WORM disks preclude modification of data, as required for data such as securities industry reports subject to the record retention rules of the Securities and Exchange Commission.

   Customer need for greater capacity is addressed by a field-upgradeable family of autochangers. Middle-range requirements are accommodated by a system which can store from 590 million to over 1 billion report pages in a compact (3 foot by 3 foot) floor area, while large capacity needs are served by the Company's largest system, which stores from 860 million to more than 2 1/2 billion pages. Multiple systems may be combined for even greater capacity. The Company also provides 12 and 14 inch format WORM solutions.

   The OAS Control Unit. The control unit of the OAS system is directly attached to the mainframe via a conventional IBM-compatible interface to an input-output ("I/O") channel of the IBM-compatible mainframe. The control unit's dedicated I/O hardware passes data back and forth over the channel between the mainframe and the optical disk autochanger at up to 3 megabytes per second. The control unit is an intelligent storage management subsystem, with self-contained software to track platter and file locations and automate the movement of disks into and out of the optical disk drives within the robotic autochanger.

   The OAS control unit contains a cache buffer (a large bank of RAM used for temporary storage when transferring data from one device to another) to permit data to be exchanged rapidly between the mainframe and the optical disk drives. In addition, the control unit performs data compression using a patented hardware-based implementation of the Lempel-Ziv compression algorithm. When this hardware-based compression is combined with GIGAPAGE's host-based software data compression, compound compression ratios of 7.5:1 and higher are achieved. The robustness of the compression capability is illustrated by the fact that on reports containing redundant data, some users have achieved compression ratios as high as 40:1. While not reflective of typical reports, this high compression illustrates the adaptive capabilities of the dual data compression architecture of GIGAPAGE and the OAS.

   Software Products

   During the last three years, the Company has developed an application software product for IBM mainframe systems and GIGAPAGE, which can be installed in conjunction with the OAS.

   GIGAPAGE is an end-user application for report storage and retrieval. GIGAPAGE stores and retrieves computer-generated reports (such as customer statements) on various combinations of DASD and optical disk storage. This enables organizations to eliminate their existing COM systems and reduce staff used for manual retrieval of microfilm, microfiche and paper reports. Based on information provided by its customers, the Company believes that a user of a COLD system developed by the Company may recover its investment in GIGAPAGE within a period as short as one year after the installation of such COLD system. Such a return may be realized as a result of the low cost per megabyte achievable through use of the OAS autochanger system and its hardware data compression capability. GIGAPAGE also provides its users with the ability to access report data efficiently, by displaying a retrieved document based upon criteria established by the user. The Company believes that this creates competitive advantages for end users who must quickly respond to customer inquiries. GIGAPAGE changes report access from a slow, cumbersome, manually-intensive process to a fast, near-line computer-based process. The Company has successfully installed GIGAPAGE with the OAS at Pershing Securities (a division of Donaldson Lufkin & Jenrette Inc.), Securities Industry Automation Corporation, Prudential Securities Incorporated, Bank of Boston and Nationwide Mutual Insurance Company.

   Customer Support and Service

   In addition to being a source of revenue generation, the Company believes that its approach to customer service and support has been and will continue to be a significant factor in the market acceptance of its products. As a result, the Company intends to expand its customer service and technical support organization. Because most of the Company's products are used in complex, large-scale mainframe data centers, the successful implementation and utilization of the Company's products substantially depends on the Company providing a high level of customer service, training and support. Consequently, the Company typically allocates substantial resources to customer installations, particularly in the first few weeks before and the first several weeks after a new installation. These resources include field support personnel who assess the systems operating environment of the customer prior to installation, install and test the hardware, support the hardware and coordinate the efforts of third-party service providers that service the Company's installed base of systems; systems engineering personnel who install and configure the software components of the Company's systems, assist the customer in assuring that the other elements of the customer's data center properly interface with the Company's system, assist the customer in defining reports to be stored on the Company's system and in supporting the Company's software; training personnel who train the customer's data center managers and users on the operation and use of the Company's system; a 24-hour help desk to field all customer support and service inquiries; and third-party service organizations with whom the Company contracts to provide on-site customer response for hardware- related issues.

   In the years ended June 30, 1995 and 1996, service revenue generated from the post-sale maintenance of COLD systems accounted for approximately 13% and 32%, respectively, of the Company's total revenues. Substantially all of the Company's customers have elected to extend their service contracts with the Company beyond the one-year period that is customarily afforded to customers at the time of installation of new products. The Company anticipates that its service-generated revenues will continue to increase as the number of COLD system installations increases.

   As of September 1, 1996, the customer service and support group consisted of 8 employees, 4 of whom are in-house and the remainder in the field. These personnel provide support for the engineers maintaining customer equipment in the field and provide the Company with an opportunity to recommend future system sales to such customers.

   Future Development Projects

   The Company plans to continue the enhancement of its hardware and software product offerings in response to both customer feedback regarding desired product capabilities and analysis of competitive offerings to keep pace with technological advances. Enhancements recently implemented in the GIGAPAGE system include improvements to its indexing capabilities and increasing the speed with which reports can be captured by the system. Increasing retrieval performance to expand the range of applications into which the system may be introduced is next on the plan, along with enhancement of the types of reports supported and expansion of the system's demand print capabilities.

   The Company intends to further extend its mainframe-based GIGAPAGE product by creating strategic alliances with other companies which produce complementary products. For example, the GIGAPAGE system's report management capability will be improved through addition of support for report formats used in insurance industry applications. The mechanism for increasing the GIGAPAGE system's on-line transaction performance will be through the integration of the Company's newly-available RAID (redundant array of independent disks) technology, which capitalizes on the cost benefits achievable through the OAS controller's integrated hardware data compression capability. The OAS is also expected to undergo continuous, incremental product improvement, focused on increasing its aggregate data throughout, increasing the numbers and types of optical drives and autochangers supported, improving its mainframe fiber optic (ESCON) connectivity options, and enhancing its RAID system's configuration options and capacity.

   Further enhancements and evolution of the Company's product are anticipated to occur in connection with the Company's intended development of its software products to move such products towards an open architecture multiplatform implementation, to allow the functions within the product to be distributed across the enterprise in a client/server configuration.

   The Company estimates that such developments will cost approximately $1,400,000, which will be financed with a portion of the net proceeds of the Offering. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

MARKETING

   The market for COLD systems is segmented into the mainframe, PC (stand-alone or LAN-based), client/server and CD-ROM markets. Within each market segment, product offerings may be divided into two categories: (i) COLD software packages and (ii) COLD turnkey systems. COLD turnkey systems are generally comprised of COLD software bundled with a controller and an optical disk system. Generally, the highest priced COLD systems are those that are mainframe or client/server based. Additionally, the market for COLD systems includes a revenue component derived from the service and support of COLD systems products.

   A 1994 industry report published by Frost & Sullivan, a professional market research firm, estimated that domestic COLD systems revenues, including revenues for software, turnkey system and service support, would approximate $755 million in 1999. In 1989, the domestic market for COLD systems amounted only to $24.7 million. Growth in the market has been fostered by an increasing awareness of the performance and economic benefits which may be achieved through the use of COLD systems products. The report predicted that growth in the domestic COLD systems market during the 1994 to 1999 period would be enhanced by the further development of the client/server and CD-ROM segments of the market. The report further predicted that client/server based COLD systems would become the dominant architecture in 1999, outpacing mainframe-based COLD systems sales. Additionally, the report forecasted that COLD system suppliers with the capability to provide post-installation service support would benefit as the number of installed system units increases. Participation in the service side of the business not only provides COLD system suppliers with incremental revenue sources but also positions such COLD system suppliers to capitalize on future systems sales opportunities with those customers for whom the supplier provides system support.

   The Company advertises and markets its products and services through direct mailings, participation and exhibition of products at industry trade shows, personal solicitations at businesses which have been identified as likely purchasers of the Company's products and industry referrals. The Company believes that its customer support function, which provides pre- and post-installation training and services to end users, is a significant factor in the market acceptance of its products. The Company intends to continue to expand its customer support function as the number of system installations increase.

   To explore opportunities in market segments in which it does not currently compete, the Company has begun to create strategic business alliances and intends to further develop certain of its software products to facilitate integration with those of its corporate partners. To access international markets, the Company plans to qualify international resellers to distribute its products. To capitalize on opportunities arising in the client/server segment of the COLD systems market, the Company intends to reconfigure its software products into functional modules. Additionally, the Company is establishing collaborative relationships with certain software companies to market its products more effectively and gain greater access and credibility with prospective customers.

CUSTOMERS

   Sales to Nationwide Mutual Insurance Company, Bank of Boston Corporation Technology Services and Bell Sygma, Inc. accounted for 35%, 22% and 11%, respectively, of the Company's total net sales in the year ended June 30, 1996. Sales to Bank of Boston Corporation Technology Services Incorporated, Chevron Information Technologies, Inc., Securities Industry Automation Corporation, Prudential Securities Incorporated, and Bell Sygma, Inc. accounted for 18%, 16%, 15%, 14% and 10%, respectively, of the total net sales for the year ended June 30, 1995.

   Representative purchasers of the Company's GIGAPAGE product include Pershing Securities, a division of Donaldson Lufkin & Jenrette Inc., Securities Industry Automation Corporation, Bank of Boston and Nationwide Mutual Insurance Company. While certain of these customers have purchased multiple systems, there can be no assurance that they will purchase the Company's products in the future. Future sales from existing customers may occur as a result of a need for additional storage capacity, media accounts and hardware/software maintenance. See "Risk Factors -- Dependence on Significant Customers."

COMPETITION

   The computer data storage and retrieval industry is highly competitive and the Company expects this level of competition to intensify. There are certain competitors of the Company that have substantially greater financial, marketing, development, technological and production resources than the Company. The Company's primary competitors in the GIGAPAGE market are IBM Corporation, FileTek Corporation, Eastman Kodak Company, Data/Ware Corporation, Anacomp, Inc., Mobius Management Systems, Inc., Computer Associates International, Inc., RSD America, Inc. and Network Imaging Systems Corp. The Company believes that participants in the data storage and retrieval market compete on the basis of a number of factors including vendor and product reputation, system features, product quality, performance and price, and quality of customer support services and training. The Company positions itself to compete effectively with its competitors by offering what it believes is superior customer service and technical support in connection with hardware and software products which provide certain technological and user application advantages. See "Risk Factors -- Competition."

PRINCIPAL SUPPLIERS

   The Company's principal suppliers for the production and maintenance of its COLD systems are DISC, Incorporated, IBM Corporation and Schroff Inc.

INTELLECTUAL PROPERTY

   Although the Company believes that its continued success will depend primarily on its continuing product innovation, sales, marketing and technical expertise, product support and customer relations, the Company believes it also needs to protect the proprietary technology contained in its products. The Company holds three United States patents on its directory structure and its implementation of hardware data compression. The Company relies primarily on a combination of copyright, trademark, trade secret laws and contractual provisions to establish and protect proprietary rights in its products. The Company typically enters into confidentiality and/or license agreements with its employees, strategic partners, customers and suppliers and limits access to and distribution of its proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products, reverse engineer or otherwise obtain and use information the Company regards as proprietary.

   The Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. There can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. Any such assertion, if found to be true and legally enforceable, could require the Company to pay damages and could require the Company to develop non-infringing technology or acquire licenses of technology that is the subject of the asserted infringement, resulting in product delays, increased costs, or both. See "Risk Factors--Protection of Intellectual Property."

ASSEMBLY

   Assembly of the Company's OAS is done at the Company's facility in North Kingstown, Rhode Island. The Company designs and assembles portions of its COLD systems which are then integrated at the Company's plant with optical disk autochanger systems manufactured by a variety of third parties. Production of the OAS entails testing, assembling and integrating standard and Company-designed components and subassemblies built by and purchased from independent suppliers. The Company has one full-time hardware engineer and two manufacturing personnel. The Company configures and tests the Company-built and third-party-supplied hardware and software in combinations to meet a wide variety of customer requirements.

   Although the Company generally uses standard parts and components for its products, certain components, such as CPU boards, ESCON hardware and high-density integrated circuits, are presently available only from single or limited sources. The Company has no supply commitments with its vendors and generally purchases components on a purchase order basis, as opposed to entering into long-term procurement agreements with vendors. The Company has generally been able to obtain adequate supplies of components in a timely manner from current vendors or, when necessary to meet production needs, from alternate vendors. The Company believes that alternative sources of supply would not be difficult to develop over a short period of time but that an interruption in supply or a significant increase in the price of these components could adversely affect the Company's operating results and business. See "Risk Factors--Reliance on Single or Limited Sources of Supply."

RESEARCH AND DEVELOPMENT

   The COLD market is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and frequent new product introductions and enhancements. As a result, the Company devotes and intends to continue to devote substantial resources to research and development to enhance its proprietary technology and knowledge. The Company utilizes its own employees for research and development except in certain circumstances involving product enhancements. In those circumstances, the Company regularly retains independent experts to consult and to design new software modules. Such product enhancements are then evaluated and integrated with the Company's existing products by the Company's internal research and development staff. In the years ended June 30, 1995 and 1996, the Company spent $1,755,891 and $1,713,094, respectively, on research and development activities.

EMPLOYEES

   As of September 1, 1996, the Company had 32 full-time employees, including 11 in product development, 4 in sales and marketing, 2 in manufacturing, 1 in data facilities support, 8 in customer support services and 6 in finance and administration. The Company considers its relations with its employees to be satisfactory.

   Competition for technical personnel in the Company's industry is intense. The Company believes that its future success will depend on its continued ability to attract and retain qualified personnel. See "Risk Factors-- Ability to Manage Growth."

FACILITIES

   The Company's corporate headquarters are located in North Kingstown, Rhode Island, in a leased facility consisting of approximately 10,300 square feet of space occupied under a lease expiring in December 1997. The Company also leases office space in New York City on a short-term basis. The Company believes its existing facilities are adequate for its present needs.

   The Company's bank loan is secured by substantially all of the Company's assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of the Company are as follows:

             Name and Age              Position
             ------------              --------
Malcolm G. Chace, III, 61 (1)(2)  ...  Director, Chairman
Hector D. Wiltshire, 54  ............  Director
Robert H. Stone, 46  ................  President, Chief Executive Officer, Director
Thomas E. Gardner, 58 (1)(2)  .......  Chief Financial Officer, Treasurer, Director
Marvyn Carton, 77 (1)  ..............  Director
Matthias E. Lukens, Jr., 46  ........  Vice President - Research & Development
Christopher Neefus, 40  .............  Vice President - Sales
George H. Steele, III, 51  ..........  Vice President - Marketing
Denis L. Marchand, 43  ..............  Financial Controller

------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

   All directors hold office until the annual meeting of stockholders next following their election and/or until their successors are elected and qualified. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. Information with respect to the business experience and affiliations of the directors and the executive officers of the Company is set forth below. Following the consummation of the Offering, the Company intends to appoint two directors who are neither officers nor employees of the Company, Mr. Chace or their affiliates (the "Independent Directors").

   Mr. Chace has been Chairman of the Board of the Company since December 1994 and a director of the Company since October 1991. Mr. Chace has been a Vice President and director of Point Gammon Corporation, a Chace family investment company, since 1986. Mr. Chace is also Chairman of Mossberg Industries, Inc. ("Mossberg"), a manufacturer of plastic reels principally used by the wire industry, Chairman of Bank Rhode Island, and a director of Berkshire Hathaway Company. He previously served as a director of Rhode Island Hospital Trust National Bank.

   Mr. Wiltshire was appointed to the Board of Directors in January 1996 and served as interim President and Chief Executive Officer of the Company from January 1996 to July 1, 1996. From 1990 to present, Mr. Wiltshire has served as President and Chief Executive Officer of Wiltshire Technologies, Inc., a consulting firm providing strategic planning and capital raising services for clients in the medical and technology industries. From 1988 to 1990, Mr. Wiltshire served as President and Chief Executive Officer of Riso, Inc., a developer and distributor of high speed printing systems. From 1968 to 1988, Mr. Wiltshire served in various senior positions, including Director of Gestetner Holdings P.L.C. and President and Chief Executive Officer of Gestetner U.S.A. and Canada, a manufacturer and distributor of printing and duplicating equipment. Mr. Wiltshire was responsible for all Gestetner activities in the Western Hemisphere, including North and South America, and in Japan.

   Mr. Stone was elected President and Chief Executive Officer of the Company on August 1, 1996. Prior to joining the Company, Mr. Stone was Director of Marketing of Standard Duplicating Machines Corporation since June 1994 and prior to that president of Marketplex, Inc., a marketing services company, since 1982. From June 1989 to February 1992, Mr. Stone was Director of Product Marketing of Riso, Inc., a developer and distributor of high speed printing systems.

   Mr. Gardner has served as Chief Financial Officer of the Company since April l996, Treasurer of the Company since May 1994 and has been a director of the Company since May 1994. Mr. Gardner does not serve full time as the Company's Chief Financial Officer or Treasurer. Mr. Gardner has also served as the President of LJT Associates (a planning and financial consulting firm) since April 1992. From 1979 to October 1992, Mr. Gardner was Senior Vice President at Rhode Island Hospital Trust National Bank. Mr. Gardner has served on various Rhode Island and Providence commissions and committees and currently serves as the Rhode Island Governor's appointee to the Depositors' Economic Protection Corporation Performance Review Committee. Mr. Gardner, through LJT Associates, is presently providing consulting services to Point Gammon Corporation.

   Mr. Carton has been a director of the Company since 1994. Mr. Carton is a Director Emeritus of Allen & Company, Incorporated, an investment banking and financial services company. Mr. Carton began his employment at Allen & Company, Incorporated in September 1948 and held various positions at Allen & Company, Incorporated until his retirement in 1991 from the office of Executive Vice President. Mr. Carton has been a Director of Acquisition Resources Ltd., an oil and gas company, since 1993, the Chairman of Brown University Third Century Fund from 1981 to 1987 and Co-Chairman since then. Mr. Carton has also served in the past as a member of the boards of directors of Syntex Corporation (a pharmaceuticals company), Frank B. Hall (an insurance and financial services firm), and American Axle & Manufacturing Co., among others.

   Mr. Lukens has been Vice President -- Research and Development since January 1996. From April 1994 to January 1996 Mr. Lukens served as the Company's President and Chief Executive Officer. From April 1992 to May 1994, Mr. Lukens served as President of WHR Corp., a local and wide area network equipment compressing router company. From June 1990 to March 1992, Mr. Lukens was President of Watch Hill Research Inc., a producer of high speed data compressors for wide area network communications.

   Mr. Neefus has been Vice President -- Sales of the Company since October 1995. Mr. Neefus was previously employed by Anacomp, Inc., a manufacturer and distributor of microfiche and microfiche reading equipment, from 1989 to October 1995 where he held various management positions in both the service bureau and hardware sales divisions, including Region Vice President for the New York/New Jersey Business Operations. Prior to 1989, Mr. Neefus held various sales positions, including positions relating to the sale of IBM-compatible mainframe software solutions.

   Mr. Steele has served as Vice President -- Marketing since June 1995. Mr. Steele, a founder of the Company, previously served as Director of Marketing from April 1988 to June 1995. Mr. Steele is the architect of both the OAS and GIGAPAGE. Prior to joining the Company, he was program manager of new products and development for Aquidneck Data Corporation, and President of New England Data Research, an embedded computer systems development company.

   Mr. Marchand has served as Financial Controller of the Company since September 1994. From July 1993 to September 1994 he was a Firm Administrator for Rubin, Hay & Gould, P.C., a law firm located in Framingham, MA. From October 1990 through May 1993 he was the financial controller of the U.S. subsidiary of EWAG Corporation, a high precision grinding machine manufacturer. Mr. Marchand holds an M.B.A degree from Bryant College, is a certified internal auditor and has successfully passed the Uniform Certified Public Accountant's examination.

BOARD COMMITTEES

   The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee is responsible for reviewing, approving and recommending to the Board of Directors all compensation arrangements for executive officers of the Company and for administering the 1996 Plan. The Audit Committee is responsible for recommending to the Board of Directors the annual engagement of the independent auditors and for reviewing with the independent auditors the scope and results of audits, the internal accounting controls of the Company, audit practices and professional services furnished by the independent auditors. The Company anticipates that the Independent Directors will join the Compensation and Audit Committees.

DIRECTOR COMPENSATION

   The Company's directors currently do not receive any cash compensation for service on the Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at Board or committee meetings. The Company presently intends to continue this compensation practice for its directors. However, the Company may reconsider its policy if additional director compensation is necessary to enable the Company to attract and retain qualified independent directors.

SEARCH FOR CHIEF FINANCIAL OFFICER

   The Company has commenced a search for a replacement for Mr. Gardner as the Company's Chief Financial Officer. Mr. Gardner was appointed as Chief Financial Officer in April 1996 in contemplation of the Offering. Such search has been initiated as a result of Mr. Gardner's desire to serve the Company in such capacity only until such time as a suitable replacement can be identified and hired.

EXECUTIVE COMPENSATION

   Summary Compensation Table. The following table sets forth certain information with respect to the compensation paid by the Company for services rendered during the fiscal year ended June 30, 1996 to the chief executive officer and the other executive officers of the Company whose compensation exceeded $100,000 (the "Named Executive Officers").

                                                                         Long-Term
                                                                       Compensation
                                             Annual Compensation          Awards
                                          -------------------------    --------------
                                                                        Securities
                Name and                                                Underlying        All Other
           Principal Position                Salary        Bonus          Options       Compensation
           ------------------                ------        -----       --------------   ------------
Hector Wiltshire,
   President and Chief Executive
   Officer(1) ..........................          --           --             --          $744,000(2)
Matthias E. Lukens, Jr.,
   President and Chief Executive
   Officer (3); Vice President -
   Research & Development ..............    $127,882      $20,000          1,216                --
George H. Steele, III, Vice President -
   Marketing ...........................    $ 76,400           --            676          $ 85,555(4)
Christopher Neefus, Vice President -
   Sales ...............................    $ 89,501      $ 5,000(5)          --          $ 14,640(4)

------
(1) Mr. Wiltshire was interim President and Chief Executive Officer from January 1996 to July 1996.
(2) Includes a non-cash charge of $424,830 representing the fair value of Common Stock issued to Mr. Wiltshire in exchange for his service as President, relinquishment of warrants from a prior bridge loan and consideration for a $250,000 short term loan. See "Certain Transactions -- Transactions with Mr. Wiltshire." The shares would carry an aggregate value of $1,561,875 if priced at the initial offering price of $3.75 per share (assuming no allocation of the offering price to the Redeemable Warrants included in the Units).
(3) Effective January 2, 1996, Mr. Lukens' duties were changed. Mr. Lukens now serves as Vice President-- Research and Development.
(4) Represents sales commissions paid during fiscal 1996.
(5) Represents a hiring incentive bonus.

   Option Grants in Last Fiscal Year. The following table sets forth certain information with respect to option grants during the fiscal year ended June 30, 1996 to the Named Executive Officers.

                            Number of       Percent of
                            Securities     Total Options
                            Underlying      Granted to
                             Options       Employees in     Exercise or Base    Expiration
          Name               Granted        Fiscal Year       Price ($/SH)         Date
          ----               -------        -----------       ------------         ----
Hector Wiltshire  ......         --             --                  --                 --
Matthias E. Lukens, Jr.       1,216             24%               $222            8/11/05
George H. Steele, III  .        676             14%               $222            8/11/05
Christopher Neefus  ....         --             --                  --                 --


   Year-end Option Table. During the fiscal year ended June 30, 1996, none of the Named Executive Officers exercised any options issued by the Company. The following table sets forth information regarding the stock options held as of July 1, 1996 by the Named Executive Officers.

                           Number of Securities Underlying         Value of Unexercised
                                     Unexercised                      In-the-Money-
                             Options at Fiscal Year-End         Options at Fiscal Year End
                          --------------------------------   --------------------------------
          Name              Exercisable     Unexercisable     Exercisable     Unexercisable
          ----              -----------     -------------     -----------     -------------
Hector Wiltshire  ......          --               --              --               --
Matthias E. Lukens, Jr.        3,147(1)         1,216(1)             (2)              (2)
George H. Steele, III  .         406(1)           676(1)             (2)              (2)
Christopher Neefus  ....          --               --              --               --

------
(1) On August 1, 1996, the outstanding options were canceled and new options were granted. See "Stock Option Plans."
(2) The exercise price of the options outstanding at June 30, 1996 was greater than the estimated fair market value of the Common Stock on such date. In the absence of a public trading market, the fair market value was estimated to be equal to the Company's book value on such date.

 STOCK OPTION PLANS

   In August 1996, the Company terminated the 1994 Directors Plan, which was a stock option plan for non-employee directors. There are options outstanding to purchase 1,014 shares pursuant to the 1994 Directors Plan at an exercise price of $222 per share. Under the 1994 Directors Plan, upon a director's election to the Board, the director was automatically awarded an option to purchase 338 shares of Common Stock, at an exercise price equal to 100% of the fair market value on the date the option was granted. The option was not exercisable until the director served one full-year term from the date such director was elected. The option then vested 25% on each of the first through fourth anniversaries of the date of the grant.

   In August 1996, the Company terminated its 1987 Stock Option and Purchase Plan and 1994 Stock Option Plans (the "Terminated Plans") and adopted the 1996 Plan pursuant to which key employees of the Company, including directors who are employees, are eligible to receive grants of options to purchase Common Stock, at the discretion of the Compensation Committee. The Company has reserved 500,000 shares of Common Stock for issuance under the 1996 Plan. Options granted under the 1996 Plan can be either incentive stock options or non-qualified options, at the discretion of the Compensation Committee. On August 1, 1996, the Company canceled the 8,351 options outstanding under the Terminated Plans (having exercise prices ranging from $74 to $240.50 per share) and granted options to purchase 248,351 (of which 8,351 are immediately exercisable) shares of Common Stock at an exercise price equal to $3.75 per share.

 NON-PLAN OPTIONS

   From time to time, the Company has issued options to purchase shares of its Common Stock to certain consultants and in connection with certain equity and debt financings provided to the Company. As of October 1, 1996, the Company had non-plan options to purchase 891 shares of Common Stock outstanding; of such amount, options to purchase 236 shares, 52 shares, 18 shares and 203 shares were held by Mr. Christopher Ingraham (a former director of the Company), Mr. Lukens, Mr. Chace and Mossberg, respectively. Mr. Chace is the Chairman of Mossberg. The non-plan options are all 100% vested and the exercise price of the options range from $74 to $399.60 per share. Mr. Ingraham received his options as compensation for services rendered to the Company as a consultant, each of Messrs. Chace and Lukens received his options as compensation for serving as a director, and Mossberg received its options in connection with certain debt financing it provided to the Company.

 EMPLOYMENT AGREEMENTS

   The Company entered into a two-year employment agreement with Mr. Stone pursuant to which he is employed full-time as the Company's President and Chief Executive Officer effective August 5, 1996. Pursuant to the terms of the employment agreement, Mr. Stone receives an annual base salary of $137,500, and is entitled to bonus compensation (payable within 10 days following the receipt of the Company's audited financial statements for the fiscal year ended June 30, 1997) calculated as follows:
(i) if the Company has a pre-tax profit for fiscal 1997 of $500,000 or less, 5% of such pre-tax profit; and (ii) if the Company has a pre-tax profit for fiscal 1997 of more than $500,000, 10% of such pre-tax profit. The bonus will be paid by the grant in August 1996 to Mr. Stone of an incentive stock option to purchase 10,000 shares of the Common Stock at an exercise price of $3.75 per share, vesting only if the pre-tax profits for fiscal 1997 exceed $500,000 and the balance (calculated by subtracting from the total bonus the amount determined by multiplying any difference between (i) the market price per share of the Common Stock on June 30, 1997, and (ii) $3.75, by 10,000) in cash. Bonuses for any subsequent fiscal years during which Mr. Stone is employed will be determined by the Board of Directors. Mr. Stone also was granted 40,000 incentive stock options under the 1996 Plan, with an exercise price equal to $3.75, vesting 50% at July 31, 1997 and the remainder at July 31, 1998, so long as he continues to be employed by the Company. Additionally, Mr. Stone is entitled to participate in any incentive compensation, bonus and stock option plan established by the Company for the benefit of executive level employees of the Company to the extent prescribed by the Board of Directors. Pursuant to the terms of the employment agreement, if Mr. Stone's employment is terminated by the Board of Directors other than for "cause," he is entitled to receive severance payments equal to the greater of six months salary or the balance of his then current salary through June 30, 1997 (or, if such termination occurs after June 30, 1997, through the last day of the Company's fiscal year in which such termination occurs). The employment agreement expires on July 31, 1998, subject to successive automatic one-year renewals unless terminated by the Company at least 90 days prior to the expiration of the term. Mr. Stone is restricted from competing with the Company and prohibited from disclosing any confidential information regarding the Company during and following his period of employment.

   The Company has entered into an employment agreement with Mr. Lukens pursuant to which he is currently employed full-time as the Company's Vice President-Research and Development. Mr. Lukens began his employment with the Company in May 1994 as the Company's President and Chief Executive Officer. On January 2, 1996, Mr. Luken's position and duties were changed to Vice President-Research and Development. Pursuant to the terms of the employment agreement, if Mr. Lukens voluntarily terminates his employment with the Company prior to October 31, 1996 as a result of the change in his position and duties, he will be entitled to severance benefits equal to six months salary. The employment agreement expires on August 31, 1997, subject to successive automatic one-year renewals unless terminated by the Company at least 90 days before expiration of the term. Mr. Lukens receives an annual base salary of $119,000, subject to increase at the discretion of the Compensation Committee. Additionally, Mr. Lukens is entitled to participate in any incentive compensation, bonuses and stock options established for the benefit of executive level employees of the Company as determined by the Board of Directors or the Compensation Committee. Mr. Lukens is restricted from competing with the Company and prohibited from disclosing any confidential information regarding the Company during and following his period of employment.

                             CERTAIN TRANSACTIONS

DEBT TRANSACTIONS WITH MR. CHACE AND HIS AFFILIATES

   In November 1994, the Company entered into a secured line of credit with Mossberg, pursuant to which Mossberg loaned the Company $300,000 secured by certain accounts receivable of the Company. The line of credit was increased to $500,000 on December 1, 1994. The interest rate on the outstanding balance of the line of credit was 9 3/4% per annum for each advance made prior to December 1, 1994 and the prime rate in effect on the date of each advance made on or after December 1, 1994 plus 2% per annum. The line of credit was repaid and terminated in February 1995. Mr. Chace, the Chairman of Mossberg, owns 17.15% of the common stock of Mossberg.

   In December 1994, the Company entered into a secured line of credit with Mr. Chace, pursuant to which Mr. Chace loaned the Company $200,000 secured by certain accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate of Fleet National Bank in effect on the date of each advance plus 2% per annum. The line of credit was repaid and terminated in January 1995.

   In May 1995, the Company entered into a secured line of credit with Mossberg, pursuant to which Mossberg loaned the Company $200,000 secured by certain accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate of Fleet National Bank in effect on the date of each advance plus 2% per annum. The line of credit was repaid and terminated in September 1995.

   In May 1995, the Company entered into a secured line of credit with Elizabeth Z. Chace and Christian Nolen, as Trustees u/a/d August 30, 1938 f/b/o Malcolm G. Chace, III ("Trustees"), pursuant to which the Trustees loaned the Company $250,000 secured by certain accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate of Fleet National Bank in effect on the date of each advance plus 2% per annum. Mr. Chace is the beneficiary of said trust. The line of credit was increased to $300,000 in June 1995 and the additional $50,000 was immediately borrowed by the Company. The line of credit was repaid and terminated in December 1995.

   In August 1995, the Company entered into an additional line of credit with Mr. Chace, pursuant to which Mr. Chace loaned to the Company $1,335,415 at various dates secured by certain future accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate plus 2%. In connection with the Recapitalization, Mr. Chace exchanged the promissory notes in the aggregate principal amount of $1,335,415 plus $40,759 of accrued but unpaid interest for 426,279 shares of Common Stock. See "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   In February 1996, the Company borrowed $250,000 from Mr. Chace. Such borrowings were evidenced by a demand promissory note which bore interest at the rate of 10.25% per annum. The note was repaid in full in February 1996.

   In March 1996, the Company borrowed $250,000 from Mr. Chace. Such borrowings were evidenced by a demand promissory note which bore interest at the rate of 10% per annum. This note was exchanged for units in the Bridge Financing.

   In April 1996, the Company borrowed $85,000 from Mr. Chace for working capital purposes. Such borrowings were evidenced by a demand promissory note which bore interest at the rate of 10%. The note was repaid in full in May 1996 from the proceeds of the Bridge Financing. See "--Securities Offerings" below.

AGREEMENTS WITH FORMER OFFICERS AND DIRECTORS

   The Company is a party to a Consulting Agreement dated December 20, 1994 with Mario Briccetti, a former President and Chief Executive Officer of the Company. Pursuant to the agreement, Mr. Briccetti agreed to provide the Company with his assistance in matters in which he was involved on behalf of the Company prior to his termination. Such assistance is to be rendered without compensation, other than reimbursement of out-of- pocket expenses, except in those instances requiring out-of-town travel for which he will be compensated $650 per day. Pursuant to the agreement, in January 1995, Mr.
Briccetti: (i) exercised options to purchase 229 shares of Common Stock at an exercise price of $74.00 per share, by delivering 76 shares of Common Stock owned by him valued at $224.00 per share and paying $2.00 in cash for an aggregate exercise price of $16,931; and (ii) exchanged options to acquire 915 shares of Common Stock pursuant to the 1987 Plan for options to acquire 915 shares of Common Stock at an exercise price of $92.50 pursuant to the 1994 Employee Plan. The exchange of options created a new measurement date and the Company recognized compensation expense in the amount of $118,517 based on the difference between the exercise price and the fair market value of the options granted. The Company has no existing obligations pursuant to this agreement with the exception of payment for travel expenses and compensation for out-of-town travel if the Company engages the services of Mr. Briccetti.

   From time to time, the Company has issued options to purchase shares of its Common Stock to certain consultants and in connection with certain equity and debt financings provided to the Company. As of June 30, 1996 the Company had non-plan options to purchase 891 shares of Common Stock outstanding; of such amounts, options to purchase 216 shares, 12 shares and 203 shares were held by Mr. Ingraham, Mr. Lukens and Mossberg, respectively. Mr. Chace is the Chairman, President and Chief Executive Officer of Mossberg. The non-plan options are all 100% vested. The exercise price of the options range from $222 to $399.60 per share. Each of Messrs. Ingraham and Lukens received his non-plan options as compensation for services rendered to the Company as a consultant and Mossberg received its non-plan options in connection with certain financing it provided to the Company. See "Management -- Non-Plan Options."

SECURITIES OFFERINGS

   In May 1994, the Company sold 6,757 shares of Common Stock for $148 per share in cash in a private placement. Manold Company, a general partnership in which Mr. Chace is a partner, purchased 2,252 shares of

Common Stock for an aggregate purchase price of $333,334. As a result of such sale, the Company was required, pursuant to anti-dilution provisions in agreements with certain holders of Common Stock, to issue 5,255 shares of Common Stock to such stockholders. Prior to this Offering, all rights of such holders to receive additional shares of Common Stock pursuant to such anti-dilution provisions have been terminated.

   During the second quarter of fiscal 1995, the Company sold 2,671 shares of Common Stock in a private placement for a total of approximately $593,000 in cash to certain of the Company's directors and their affiliates. The following directors and affiliates purchased shares of Common Stock from the
Company: Mr. Carton purchased 338 shares, Mr. Gardner purchased 67 shares, Mr. Ingraham purchased 13 shares, Manold Company purchased 751 shares, Paul
A. Gould purchased 225 shares, Allen & Company, Inc., a company on whose Board of Directors Mr. Carton serves, purchased 526 shares and Brown University Third Century Fund, an entity on whose Board of Directors Mr. Carton serves, purchased 751 shares.

   In January 1995, the Company sold 50,000 shares of Preferred Stock for $2,000,000 in cash in a private placement to the Trustees.

   In September 1995, the Company sold 26 units, each unit consisting of a $50,000 promissory note and a warrant to purchase 265 shares of Common Stock, in a private placement for a total of $1,300,000 in cash. Among the purchasers, Mr. Chace purchased 4 units for $200,000 and Mr. Wiltshire purchased 10 units for $500,000. The promissory notes and warrants subsequently have been either canceled or exchanged for shares of Common Stock. See "The Company -- Recapitalization."

   In connection with the Bridge Financing, Mr. Chace purchased from the Company five units, each consisting of a $50,000 promissory note and a warrant to purchase 25,000 shares of Common Stock. A portion of the proceeds of this Offering will be used to repay the indebtedness incurred in connection with the Bridge Financing. See "Use of Proceeds." Additionally, upon consummation of this Offering, Mr. Chace will receive 125,000 New Warrants in exchange for the Bridge Warrants he had acquired in connection with the Bridge Financing. Mr. Chace is one of the Selling Securityholders who are offering hereby to sell certain securities. See "The Company -- Recent Bridge Financing" and "Selling Securityholders."

TRANSACTIONS WITH MR. WILTSHIRE

   In January 1996, the Company issued 416,500 shares of Common Stock to Hector D. Wiltshire in consideration for: (i) Mr. Wiltshire's agreement to serve as the Company's interim President and Chief Executive Officer; (ii) his agreement to relinquish the warrants he had acquired in connection with the $500,000 bridge financing he provided to the Company in September 1995; and (iii) his agreement to lend the Company $250,000 on a short-term basis. As a result, the Company incurred a compensation expense in the amount of $744,000, including a non-cash charge of $424,830 representing the fair value of the Common Stock as determined by independent appraisal. The Company has agreed to reimburse Mr. Wiltshire for any federal and state income taxes payable by him associated with the valuation for tax purposes of such Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations." Mr. Wiltshire simultaneously transferred 208,250 shares to each of his two adult children.

   In January 1996, the Company borrowed $250,000 from Mr. Wiltshire. This loan, secured by certain accounts receivable of the Company, bore interest at the rate of the prime rate plus 2% per annum (10.25% on February 29, 1996) and was repaid in full on February 29, 1996. See "--Securities Offerings" above.

FAIRNESS OF CERTAIN TRANSACTIONS

   The Company believes that the terms of each of the foregoing transactions are at least as favorable to the Company as could be obtained from third parties in arms' length transactions. Article XI of the Company's By-laws governs transactions between the Company and its directors. An affirmative vote of a majority of disinterested directors is required to authorize a contract or transaction entered into with a director of the Company; provided, however, that the director's interest in the contract or transaction is disclosed or known to the disinterested directors. Any future contract or transaction between the Company and its directors will be transacted in accordance with the provisions of the By-laws. Any future contract or transaction between the Company and its officers and affiliates will be transacted in the same manner.

                            PRINCIPAL STOCKHOLDERS


   The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of October 1, 1996 by (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, each has sole voting and investment power with respect to the shares beneficially owned.


                                                   Shares of         Percentage of Common Stock
                                                                   -----------------------------
                                                  Common Stock       Prior to the     After the
                    Name                       Beneficially Owned      Offering      Offering(1)
                    ----                       ------------------      --------      -----------
Malcolm G. Chace, III(2)  ..................        757,315             50.13%          20.78%
A.I.M. Overseas N.V.  ......................        236,500             15.66            6.49
Hector D. Wiltshire  .......................           --                 --              --
Raymond Wiltshire (3)  .....................        208,250             13.79            5.71
Sandra Wiltshire (3)  ......................        208,250             13.79            5.71
Robert H. Stone  ...........................           --                 --              --
Marvyn Carton (4)  .........................            423               *               *
Thomas E. Gardner (5)  .....................         13,891               *               *
George H. Steele, III (6)  .................          1,818               *               *
Matthias E. Lukens, Jr. (7)  ...............          4,363               *               *
Christopher Neefus  ........................           --                 --              --
Directors and executive officers as a group
  (9 persons) (8) ..........................        778,148             51.51%          21.35%

------
* Less than one percent.

(1) Assumes that all Common Stock held by such stockholder is sold in the Concurrent Offering.

(2) Includes 103 shares of Common Stock issuable upon exercise of currently exercisable stock options. Excludes 203 shares of Common Stock owned of record by Mossberg Industries, Inc. of which Mr. Chace is the Chairman of the Board of Directors. Mr. Chace disclaims beneficial ownership of the shares of Common Stock owned of record by Mossberg Industries, Inc.

(3) Raymond Wiltshire and Sandra Wiltshire are each adult children of Mr. Hector Wiltshire. See "Selling Securityholders." Mr. Wiltshire disclaims beneficial ownership of the shares of Common Stock owned of record by each of Raymond and Sandra Wiltshire.

(4) Includes 85 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(5) Includes 67 shares of Common Stock jointly held with Leslie A. Gardner.

(6) Includes 1,082 shares of Common Stock issuable upon exercise of currently exercisable options.

(7) Consists of currently exercisable options to purchase 4,363 shares of Common Stock.

(8) Includes 5,971 shares of Common Stock issuable upon exercise of currently exercisable options.

                           SELLING SECURITYHOLDERS

   An aggregate of 750,000 Redeemable Warrants which will be issued to certain Selling Securityholders in exchange for the Bridge Warrants, together with 750,000 shares of Common Stock issuable upon the exercise of such Redeemable Warrants, and an additional 100,000 shares of Common Stock are being offered hereby, at the expense of the Company, for the account of the Selling Shareholders. See "Securities Eligible for Future Sale." The Bridge Warrants were issued as part of the Bridge Financing. Sales of such Common Stock, such Redeemable Warrants and the underlying shares of Common Stock may depress the price of the Common Stock or Redeemable Warrants in any market that may develop for such securities.

   The following table sets forth information with respect to persons for whom the Company is registering the Redeemable Warrants and shares of Common Stock for resale to the public in the Concurrent Offering. Beneficial ownership of Redeemable Warrants and Common Stock by such Selling
Securityholders after the Offering will depend on the number of securities sold by each Selling Securityholder in the Concurrent Offering.

                                 Ownership After the Offering and                  Ownership After the Offering and
                           Prior to Sales in the Concurrent Offering(1)       After Sales in the Concurrent Offering (1)
                         ------------------------------------------------   ------------------------------------------------
                          Redeemable Warrants          Common Stock         Redeemable Warrants          Common Stock
                        ----------------------   ------------------------  ---------------------   -------------------------
Selling
Securityholder            Number      Percent       Number      Percent      Number     Percent       Number       Percent
 -------------            ------      -------       ------      -------      ------     -------       ------       -------
Malcolm G. Chace, III     125,000      16.6%        757,213      20.78%       -0-         -0-          757,213      20.78%
Celeste C. Grynberg        37,500       5.0           --           --         -0-         -0-            --           --
Stephen J. Nicholas        37,500       5.0           --           --         -0-         -0-            --           --
Stanley S. Arkin           37,500       5.0           --           --         -0-         -0-            --           --
Ery W. Kehaya and
  Helga L. Kehaya          37,500       5.0           --           --         -0-         -0-            --           --
Ronald J. Frank            37,500       5.0           --           --         -0-         -0-            --           --
Lincolnwoods
  Investments, LLC         37,500       5.0           --           --         -0-         -0-            --           --
Joseph Jurgensmeyer        37,500       5.0           --           --         -0-         -0-            --           --
Barry Lind and Neil
  Bluhm                    37,500       5.0           --           --         -0-         -0-            --           --
Daniel R. Lee              37,500       5.0           --           --         -0-         -0-            --           --
Charles Johnston           37,500       5.0           --           --         -0-         -0-            --           --
Michael Trokel            125,000      16.6           --           --         -0-         -0-            --           --
Allen Meisels             125,000      16.6           --           --         -0-         -0-            --           --
Raymond Wiltshire            --         --          208,250       5.71         --          --          158,250(2)    4.34
Sandra Wiltshire             --         --          208,250       5.71         --          --          158,250(2)    4.34
                          -------      ---        ---------      -----         -           -         ---------      -----
Total                     750,000      100%       1,173,713      32.20%       -0-         -0-        1,073,713      29.46%
                          =======      ===        =========      =====         =           =         =========      =====

------
(1) Assuming no purchase by any Holder of Common Stock or Redeemable Warrants offered in the Offering.
(2) Assumes the sale of 50,000 shares of Common Stock in the Concurrent
Offering.

   The securities offered by the Holders are not being underwritten by the Underwriter. The Holders have agreed not to sell or otherwise dispose of any of their securities during the Lock-up Period unless the prior consent of the Underwriter is obtained. With such consent, the Holders may sell the Redeemable Warrants or the shares of Common Stock at any time on or after the date hereof. In addition, the Holders have agreed with the Company that, during the period ending on the second anniversary of the effective date of the Registration Statement, the holders will not sell such securities other than through the Underwriter, and that the Holders shall compensate the Underwriter in accordance with its customary compensation practices. Subject to these restrictions, the Company anticipates that sales of the Redeemable Warrants or the shares of Common Stock may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Holders may effect such transactions by selling the Redeemable Warrants or the shares of Common Stock directly to purchasers or through broker- dealers that may act as agent or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders or the purchasers of the Redeemable Warrants or the shares of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   The Holders and any broker-dealers that act in connection with the sale of the Redeemable Warrants or the shares of Common Stock as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of such securities against certain liabilities, including liabilities arising under the Securities Act. The Company will not receive any proceeds from the sales of the Redeemable Warrants or the shares of Common Stock by the Holders, although the Company will receive proceeds from the exercise of the Redeemable Warrants. Sales of the Redeemable Warrants or shares of Common Stock by the Holders, or even the potential of such sales, would likely have an adverse effect on the market price of the Units, the Redeemable Warrants and Common Stock.

   At the time a particular offer of Redeemable Warrants or the shares of Common Stock is made, except as herein contemplated, by or on behalf of a Holder, to the extent required, a Prospectus will be distributed which will set forth the number of Redeemable Warrants or shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from the Holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

   Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the securities of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to such securities of the Company during the applicable "cooling-off" period (two or nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, in connection with transactions in such securities, which provisions may limit the timing of purchases and sales of such securities by the Holders.

                          DESCRIPTION OF SECURITIES

   The authorized capital stock of the Company consists of 13,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value. Immediately prior to the issuance and sale of the Units pursuant to this Offering, the Company will have outstanding 1,510,606 shares of Common Stock held of record by approximately 127 stockholders and no shares of Preferred Stock.

DESCRIPTION OF UNITS

   Each Unit consists of two shares of Common Stock, $.01 par value, and one Redeemable Warrant, which entitles the holder to purchase one share of Common Stock at an initial exercise price of $5.00 per share (subject to adjustment). The Common Stock and Redeemable Warrants will be detachable and separately transferable commencing on the date of issuance. The Company and the Underwriter may jointly determine, based upon market conditions, to delist the Units upon the expiration of the 30-day period commencing on the date of this Prospectus.

DESCRIPTION OF NEW WARRANTS AND REDEEMABLE WARRANTS

   The Redeemable Warrants, including the New Warrants, will be issued under and subject to the terms of a Warrant Agreement dated as of October 16, 1996 between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"). The summaries of certain provisions of the Warrant Agreement hereunder do not purport to be complete and are subject to and are qualified in their entirety by reference to all of the provisions of the Warrant Agreement. A copy of the Warrant Agreement is being filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

   General

   Each Redeemable Warrant will entitle the registered owner thereof (the "Warrantholder") to purchase one share of Common Stock at an initial exercise price of $5.00 per share, subject to adjustment, commencing on the date of issuance until 5:00 p.m. New York time, on October 15, 2001 (the "Expiration Date"), unless previously redeemed. Each Redeemable Warrant shall be issued in registered form and is transferable from and after the date of issuance and prior to the Expiration Date. Warrantholders are not entitled, by virtue of being Warrantholders, to receive dividends or to consent to or receive notice as shareholders in respect of any meeting of shareholders for the election of directors of the Company or any other matter, or to vote at any such meetings or to exercise any rights whatsoever as shareholders of the Company. Commencing October 16, 1997, the Company shall have the right at any time to redeem all, but not less than all, of the Redeemable Warrants at a redemption price of $.05 per Redeemable Warrant, on 30 days' prior written notice, provided that (i) the average closing bid price of the Common Stock for any 20 trading days in a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption, equals or exceeds 150% of the then exercise price per share, subject to adjustment, and
(ii) the Company shall have obtained the written consent of the Underwriter.

   Adjustments

   The exercise price of the Redeemable Warrants and the number of shares of Common Stock issuable upon exercise of the Redeemable Warrants are subject to adjustment in certain events including subdivisions or combinations of the Company's outstanding Common Stock, stock dividends and distributions, mergers and consolidations.

   Amendments

   The Board of Directors of the Company, in its discretion, may amend the terms of the Redeemable Warrants to, among other things, reduce the exercise price; provided, however, that no amendment adversely affecting the rights of the holders of the Redeemable Warrants may be made without the approval of the holders of not less than a majority of the Redeemable Warrants then outstanding.

   Exercise of Redeemable Warrants

   The Redeemable Warrants may be exercised by surrendering to the Warrant Agent a warrant certificate duly executed by the Warrantholder or his duly authorized agent and indicating such Warrantholder's election to exercise all or a portion of the Redeemable Warrants evidenced by such warrant certificate. Surrendered warrant certificates must be accompanied by payment of the aggregate exercise price of the Redeemable Warrants to be exercised, which payment may be made, at the Warrantholder's option, in cash or by delivery of a cashier's or certified check or any combination of the foregoing. A current Prospectus must be in effect in order for holders of Redeemable Warrants to exercise such Redeemable Warrants. Pursuant to the terms of the Warrant Agreement, the Company has agreed to maintain a current Prospectus in effect until the Expiration Date.

   Upon receipt of duly executed Redeemable Warrants and payment of the exercise price, the Company shall issue and cause to be delivered, to or upon the written order of exercising Warrantholders, certificates representing the number of shares of Common Stock so purchased. If fewer than all of the Redeemable Warrants evidenced by any warrant certificates are exercised, a new warrant certificate evidencing the Redeemable Warrants remaining unexercised will be issued to the Warrantholder.

   The Company has authorized and will reserve for issuance a number of shares of Common Stock sufficient to provide for the exercise of all of the Redeemable Warrants. When delivered in accordance with the Warrant Agreement, such shares of Common Stock will be fully paid and nonassessable.

COMMON STOCK

   The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock.

Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock to be issued in connection with this Offering, upon completion of this Offering, will be fully paid and nonassessable.

PREFERRED STOCK

   The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $.01 per share. Such shares of Preferred Stock may be issued in one or more series from time to time with such designations, rights, preferences and limitations as the Board of Directors may determine. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method or nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions, conversion rights and voting rights. Such undesignated shares could also be used as an anti-takeover device by the Company since they could be issued with "super-voting rights" and placed in the control of parties friendly to the current management. The Company has no present plans to issue any of the designated shares. See "Risk Factors--Reduced Probability of Change of Control or Acquisition of Company Due to Existence of Anti- Takeover Provisions."

REGISTRATION RIGHTS

   Pursuant to the terms of the warrants which the Company has agreed to issue to the Underwriter at the closing of the Offering (the "Underwriter's Warrants"), the holders of the Underwriter's Warrants are entitled to certain rights with respect to the registration of the shares of Common Stock issuable upon exercise of the Underwriter's Warrants. Subject to certain limitations, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders during the seven year period following the closing of the Offering, the holders of the Underwriter's Warrants are entitled to written notice of the registration and are entitled to include, at the Company's expense, such shares therein. All expenses of the holders of the Underwriter's Warrants or the shares of Common Stock issuable upon its exercise will be borne by the Company. In addition, during the five year period following the closing of the Offering, the holders of the Underwriter's Warrants or the shares of Common Stock issuable upon its exercise may require, subject to certain conditions and limitations, on not more than one occasion, the Company to use its best efforts to file a registration statement under the Securities Act with respect to the shares of Common Stock issuable upon the exercise of the Underwriter's Warrants.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock of the Company is Continental Stock Transfer & Trust Company.

                     SECURITIES ELIGIBLE FOR FUTURE SALE

   Upon completion of this Offering, the Company will have outstanding an aggregate of 3,643,940 shares of Common Stock assuming (i) the issuance by the Company of 2,133,334 shares of Common Stock included in the Units offered hereby, (ii) no issuance of shares of Common Stock relating to outstanding warrants to purchase Common Stock, and (iii) no exercise of outstanding options to purchase Common Stock. Of these shares, the 2,133,334 shares included in the Units and 100,000 shares registered in the Concurrent Offering will be freely tradable without restriction or further registration under the Securities Act, except for shares held by Affiliates of the Company (whose sales would be subject to certain limitations and restrictions described below) and the regulations promulgated thereunder.

   The remaining 1,510,606 shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and, except for the 100,000 shares registered in the Concurrent Offering, are "restricted securities" within the meaning of Rule 144 under the Securities Act. Of these shares, 25,989 will become eligible for sale in the public markets under Rule 144 90 days after the Effective Date. An additional 426,279 and 614,733 of these shares will first become eligible for sale in the public markets under Rule 144 on August 15, 1997 and September 27, 1997, respectively.

   The Redeemable Warrants underlying the Units offered hereby and the shares of Common Stock underlying such Redeemable Warrants, upon exercise thereof, will be freely tradable without restriction under the Securities Act, except for any Redeemable Warrants or shares of Common Stock purchased by an Affiliate, which will be subject to the resale limitations of Rule 144 under the Securities Act. In addition, 750,000 Redeemable Warrants, 750,000 shares of Common Stock underlying such Redeemable Warrants and 100,000 shares of Common Stock are being registered in the Concurrent Offering. Holders of such Redeemable Warrants and Common Stock have agreed not to transfer such securities for a period of 18 months from the effective date of the Registration Statement, without the prior written consent of the Underwriter. An appropriate legend shall be marked on the face of the certificates representing such securities.

   In addition, without the consent of the Underwriter, the Company has agreed not to sell or offer for sale any of its securities during the Lock-up Period, except pursuant to outstanding options and warrants and pursuant to the Company's existing option plans and no option shall have an exercise price that is less than the fair market value per share of Common Stock on the date of grant. An appropriate legend shall be marked on the face of certificates representing all such securities.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 36,439 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years would be entitled to sell such shares under Rule 144 without regard to the requirements described above. To the extent that shares were acquired from an affiliate of the Company, such stockholder's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. The Commission has recently proposed to amend Rule 144 to shorten each of the two-year and three-year periods by one year.

   Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

                                 UNDERWRITING

   Joseph Stevens & Company, L.P. (the "Underwriter") has entered into an Underwriting Agreement with the Company pursuant to which, and subject to the terms and conditions thereof, it has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter on a firm commitment basis all of the Units offered by the Company hereby.

   The Company has been advised by the Underwriter that the Underwriter initially proposes to offer the Units to the public at the public offering price set forth on the cover page of this Prospectus and that the Underwriter may allow to certain dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") concessions not in excess of $.275 per Unit, of which amount a sum not in excess of $.075 per Unit may in turn be reallowed by such dealers to other dealers. After the commencement of the Offering, the public offering price, concessions and reallowances may be changed. The Underwriter has informed the Company that it does not expect sales to discretionary accounts by the Underwriter to exceed five percent of the securities offered by the Company hereby.

   The Company has granted to the Underwriter an option, exercisable within 45 days of the date of this Prospectus, to purchase from the Company at the offering price, less underwriting discounts and the non-accountable expense allowance, all or part of an additional 160,000 Units on the same terms and conditions of the Offering for the sole purpose of covering over-allotments, if any.

   The Company and the Selling Securityholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. The Company has agreed to pay to the Underwriter a non-accountable expense allowance equal to three percent of the gross proceeds derived from the sale of the Units underwritten, $25,000 of which has been paid to date.

   Upon the exercise of any Redeemable Warrants more than one year after the date of this Prospectus, which exercise was solicited by the Underwriter, and to the extent not inconsistent with the guidelines of the NASD and the Rules and Regulations of the Commission, the Company has agreed to pay the Underwriter a commission which shall not exceed five percent of the aggregate exercise price of such Redeemable Warrants in connection with bona fide services provided by the Underwriter relating to any warrant solicitation. In addition, the individual must designate the firm entitled to such warrant solicitation fee. However, no compensation will be paid to the Underwriter in connection with the exercise of the Redeemable Warrants if (a) the market price of the Common Stock is lower than the exercise price of the Redeemable Warrants, (b) the Redeemable Warrants were held in a discretionary account or
(c) the Redeemable Warrants are exercised in an unsolicited transaction. Unless granted an exemption by the Commission from its Rule 10b-6 promulgated under the Exchange Act, the Underwriter will be prohibited from engaging in any market making activities with regard to the Company's securities for the period from nine business days (or such applicable periods as Rule 10b-6 may provide) prior to any solicitation of the exercise of the Redeemable Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Underwriter may have to receive a fee. As a result, the Underwriter may be unable to continue to provide a market for the Company's Units, Common Stock or Redeemable Warrants during certain periods while the Redeemable Warrants are exercisable. If the Underwriter has engaged in any of the activities prohibited by Rule 10b-6 during the periods described above, the Underwriter undertakes to waive unconditionally its rights to receive a commission on the exercise of such Redeemable Warrants.

   Of the 3,643,940 shares of Common Stock to be outstanding upon completion of the Offering, the holders of more than 98% of the issued and outstanding shares of Common Stock prior to the Offering have agreed (i) not to Transfer any securities issued by the Company, including shares of Common Stock or securities convertible into or exchangeable or exercisable for or evidencing any right to purchase or subscribe for any shares of Common Stock during the Lock-up Period, without the prior written consent of the Underwriter and (ii) that, for 24 months following the effective date of the Registration Statement, any sales of the Company's securities shall be made to or through the Underwriter in accordance with its customary brokerage practices and will not exceed NASD guidelines with respect to mark-ups, if sold on a principal basis, or commissions, if sold on an agency basis. An appropriate legend shall be marked on the face of certificates representing all such securities.

   In connection with the Offering, the Company has agreed to issue and sell to the Underwriter and/or its designees, at the closing of the proposed underwriting, for nominal consideration, the Underwriter's Warrants to purchase 106,667 Units. The Underwriter's Warrants are exercisable at any time during a period of four years commencing at the beginning of the second year after their issuance and sale at a price of $12.375 per Unit. The shares of Common Stock, Redeemable Warrants, and shares of Common Stock underlying the Redeemable Warrants issuable upon the exercise of the Underwriter's Warrants are identical to those offered to the public, except that such Redeemable Warrants, while held by the Underwriter or its designees, are initially exercisable at a price of $6.00 per share. The Underwriter's Warrants contain anti-dilution provisions providing for adjustment of the number of warrants and exercise price under certain circumstances. The Underwriter's Warrants grant to the holders thereof and to the holders of the underlying securities certain rights of registration of the securities underlying the Underwriter's Warrants.

   In connection with the Bridge Financing, the Company paid to the Underwriter, as placement agent, $75,000 in cash as commissions, a non-accountable expense allowance of $22,500 and warrants (the "Placement Agent Warrants") to purchase 150,000 shares of Common Stock at an exercise price of $1.50 per share commencing May 28, 1997. The Placement Agent Warrants have been canceled prior to the consummation of the Offering.

   The Company has agreed that for five years from the effective date of the Registration Statement, the Underwriter may designate one person for election to the Company's Board of Directors (the "Designation Right"). In the event that the Underwriter elects not to exercise its Designation Right, then it may designate one person to attend all meetings of the Company's Board of Directors for a period of five years. The Company has agreed to reimburse the Underwriter's designee for all out-of-pocket expenses incurred in connection with the designee's attendance at meetings of the Board of Directors. The Company has also agreed to retain the Underwriter as the Company's financial consultant for a period of 24 months from the date hereof and to pay the Underwriter a monthly retainer of $2,000, all of which is payable in advance on the closing date set forth in the Underwriting Agreement.

   Prior to this Offering, there has been no public market for the Units, the Common Stock, or the Redeemable Warrants. Accordingly, the initial public offering price of the Units and the terms of the Redeemable Warrants were determined by negotiation between the Company and the Underwriter. The factors considered in determining such prices and terms, in addition to the prevailing market conditions, included the history of and the prospects for the industry in which the Company competes, the market price of the Common Stock, an assessment of the Company's management, the prospects of the Company, its capital structure and such other factors that were deemed relevant. The offering price does not necessarily bear any relationship to the assets, results of operations or net worth of the Company.

   The Underwriter commenced operations in May 1994 and therefore does not have extensive expertise as an underwriter of public offerings of securities. In addition, the Underwriter is a relatively small firm and no assurance can be given that the Underwriter will be able to participate as a market maker in the Units, the Common Stock or in the Redeemable Warrants, and no assurance can be given that any broker-dealer will make a market in the Units, the Common Stock or the Redeemable Warrants.

   The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which are filed as exhibits to the Registration Statement. See "Available Information."

                                LEGAL MATTERS

   The validity of the Units offered hereby have been passed upon for the Company by Edwards & Angell (a partnership including professional corporations), Providence, Rhode Island. Orrick, Herrington & Sutcliffe LLP, New York, New York, has acted as counsel for the Underwriter in connection with the Offering.

                                   EXPERTS

   The financial statements of the Company as of June 30, 1995 and 1996 and for the years then ended included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, and given on the authority of said firm as experts in auditing and accounting.

                            AVAILABLE INFORMATION

   The Company has filed with the Commission a Registration Statement on Form SB-2, including amendments thereto, relating to the Units offered hereby, the Common Stock and Redeemable Warrants included therein, the Selling Securityholder Warrants, the Common Stock underlying each of the Redeemable Warrants and the Selling Securityholder Warrants, and the Selling Shareholders Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete; however, all material information with respect to such contracts and documents are disclosed in this Prospectus. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

   For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. As a result of the Offering, the Company will be subject to the informational requirements of the Exchange Act. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will furnish the reports and other information required thereby to the Commission. The Company intends to furnish holders of the Units, the Common Stock and the Redeemable Warrants with annual reports containing, among other information, audited financial statements certified by an independent accounting firm. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                        INDEX TO FINANCIAL STATEMENTS

 Financial Statements                                                                  Page
 ---------------------------------------------------------------------------------   --------
Report of Independent Accountants  ...............................................     F-2
Balance Sheet  ...................................................................     F-3
Statement of Operations  .........................................................     F-5
Statement of Mandatorily Redeemable Preferred Stock and Stockholders' Deficit  ...     F-6
Statement of Cash Flows  .........................................................     F-7
Notes to Financial Statements  ...................................................     F-9

                      REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Access Solutions International, Inc.
(formerly Aquidneck Systems International, Inc.)

In our opinion, the accompanying balance sheet and the related statements of operations, of mandatorily redeemable preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Access Solutions International, Inc. (formerly Aquidneck Systems International, Inc.), at June 30, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Price Waterhouse LLP
August 2, 1996, except as to Note 15 which is as of September 18, 1996 Boston, Massachusetts

                     ACCESS SOLUTIONS INTERNATIONAL, INC.
                                BALANCE SHEET

                                                     June 30,        June 30,
                                                       1995            1996
                                                   -------------   ------------
Assets
Current assets:
   Cash                                             $  148,842      $  537,831
   Trade accounts receivable, net of allowance
     for doubtful accounts of $60,000 and
     $50,304, respectively                             815,609         426,005
   Inventories                                         590,673         504,450
   Prepaid expenses and other current assets            75,388          61,995
                                                   -------------   ------------
     Total current assets                            1,630,512       1,530,281
                                                   -------------   ------------
Fixed assets, net                                      726,944         592,461
                                                   -------------   ------------
Other assets:
   Deposits and other assets                            92,666          90,940
   Service contract inventory                           76,893          79,549
   Deferred financing costs                                 --         581,065
                                                   -------------   ------------
     Total other assets                                169,559         751,554
                                                   -------------   ------------
     Total assets                                   $2,527,015      $2,874,296
                                                   =============   ============

  The accompanying notes are an integral part of these financial statements.

                     ACCESS SOLUTIONS INTERNATIONAL, INC.
                          BALANCE SHEET (CONTINUED)

                                                              June 30,         June 30,
                                                                1995             1996
                                                            -------------   --------------
Liabilities, Mandatorily Redeemable Preferred Stock and
  Stockholders' Deficit
Current liabilities:
   Note payable - bank                                       $   440,000     $    290,000
   Notes payable - related parties                               375,000               --
   Notes payable - bridge                                             --        1,363,973
   Current installments of capital lease obligations             181,171           72,562
   Accounts payable                                              466,751          695,341
   Accrued expenses                                               94,805          163,769
   Accrued salaries and wages                                    327,285          467,234
   Deferred revenue - prepaid service contracts                  370,108          448,492
                                                            -------------   --------------
     Total current liabilities                                 2,255,120        3,501,371
Capital lease obligations, excluding current
   installments                                                   97,505           31,974
                                                            -------------   --------------
   Total liabilities                                           2,352,625        3,533,345
                                                            -------------   --------------
Mandatorily redeemable preferred stock, Series A, $.01
   par value; redemption value of $40 per share;
   1,000,000 shares authorized; 50,000 and 0 shares
   issued and outstanding, respectively                        2,088,462               --
                                                            -------------   --------------
Commitments (Note 7)
Stockholders' deficit:
   Common stock, $.01 par value; 8,000,000 shares
     authorized; 34,140 and 1,511,865 shares issued,
     respectively                                                    341           15,119
   Additional paid-in-capital                                  5,428,229       10,599,720
   Accumulated deficit                                        (7,325,501)     (11,255,832)
                                                            -------------   --------------
                                                              (1,896,931)        (640,993)
   Treasury stock, at cost (362 and 1,259 shares,
     respectively)                                               (17,141)         (18,056)
                                                            -------------   --------------
     Total stockholders' deficit                              (1,914,072)        (659,049)
                                                            -------------   --------------
     Total liabilities, mandatorily redeemable preferred
        stock and stockholders' deficit                      $ 2,527,015     $  2,874,296
                                                            =============   ==============


  The accompanying notes are an integral part of these financial statements.

                     ACCESS SOLUTIONS INTERNATIONAL, INC.
                           STATEMENT OF OPERATIONS
                      YEARS ENDED JUNE 30, 1995 AND 1996

                                                   Year Ended June 30,
                                              -----------------------------
                                                 1995               1996
                                              ------------     ------------
Net sales:
   Products                                   $ 3,126,022      $ 1,352,408
   Services                                       476,039          634,500
                                              ------------     ------------
     Total net sales                            3,602,061        1,986,908
                                              ------------     ------------
Cost of sales:
   Products                                     1,114,963          346,157
   Services                                       184,744          234,229
                                              ------------     ------------
     Total cost of sales                        1,299,707          580,386
                                              ------------     ------------
     Gross profit                               2,302,354        1,406,522
                                              ------------     ------------
General and administrative expense              2,033,851        2,058,005
Research and development expense                1,755,891        1,713,094
Selling expense                                   890,868          843,312
Stock related compensation                             --          744,000
                                              ------------     ------------
   Total expenses                               4,680,610        5,358,411
                                              ------------     ------------
   Operating loss                              (2,378,256)      (3,951,889)
Interest income                                    15,059           11,856
Interest expense - related party                  (13,329)         (88,181)
Interest expense - other                          (94,049)        (113,614)
                                              ------------     ------------
Loss before extraordinary gain                 (2,470,575)      (4,141,828)
Extraordinary gain on debt restructuring               --          320,387
                                              ------------     ------------
   Net Loss                                   $ (2,470,575)    $(3,821,441)
                                              ============     ============
Net loss applicable to common stock:
        Net loss                              $ (2,470,575)    $(3,821,441)
        Accrued dividends on preferred
          stock                                   (88,462)        (108,890)
                                              ------------     ------------
                                              $ (2,559,037)    $(3,930,331)
                                              ============     ============
Net loss per common share:
   Loss before extraordinary item             $      (1.14)    $     (1.88)
   Extraordinary item                                  --              .14
                                              ------------     ------------
                                              $      (1.14)    $      (1.74)
                                              ============     ============
Weighted average number of common shares         2,250,259        2,256,150


  The accompanying notes are an integral part of these financial statements.

                     ACCESS SOLUTIONS INTERNATIONAL, INC.
STATEMENT OF MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
                      YEARS ENDED JUNE 30, 1995 AND 1996

                                                           Mandatorily
                                                           Redeemable
                                                         Preferred Stock
                                                  ---------------------------
                                                    Shares           Amount
                                                   --------        -----------
                                                                  $
Balances at June 30, 1994                             --               --
   Shares issued in private offerings               50,000          2,000,000
   Shares purchased for Treasury                      --               --
   Exercise of stock options                          --               --
   Compensation associated with award of
     stock options                                    --               --
   Accrued dividends on preferred stock               --               88,462
   Net loss                                           --               --
                                                   --------        -----------
Balances at June 30, 1995                           50,000        $ 2,088,462
   Accrued dividends on preferred stock               --              108,890
   Conversion of preferred stock                   (50,000)        (2,197,352)
   Conversion of debt, primarily related
     party                                            --               --
   Compensation related to stock grant                --               --
   Shares purchased for treasury                      --               --
   Warrants issued with Bridge Notes                  --               --
   Net loss                                           --               --
                                                   --------        -----------
                                                                  $
Balances at June 30, 1996                             --               --
                                                   ========        ===========

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                                            Stockholders' Deficit
                                           ---------------------------------------------------------------------------------------

                                                                   Additional                                            Total
                                               Common Stock         Paid-in      Accumulated       Treasury Stock     Stockholders'
                                           --------------------    -----------   -------------  -------------------    -------------
                                            Shares      Amount      Capital        Deficit       Shares    Amount       Deficit
                                           ---------   --------    -----------   -------------   ------   ---------   ------------
Balances at June 30, 1994                     31,240   $   312    $ 4,699,810    $ (4,766,464)     286    $   (212)    $   (66,554)
   Shares issued in private offerings          2,671        27        592,973         --           --        --            593,000
   Shares purchased for Treasury               --         --           --             --            76     (16,929)        (16,929)
   Exercise of stock options                     229         2         16,929         --           --        --             16,931
   Compensation associated with award of
     stock options                             --         --          118,517         --           --        --            118,517
   Accrued dividends on preferred stock        --         --           --             (88,462)     --        --            (88,462)
   Net loss                                    --         --           --          (2,470,575)     --        --         (2,470,575)
                                           ---------   --------    -----------   -------------   ------   ---------    ------------
Balances at June 30, 1995                     34,140   $   341    $ 5,428,229    $ (7,325,501)     362    $(17,141)    $(1,914,072)
   Accrued dividends on preferred stock        --         --           --            (108,890)     --        --           (108,890)
   Conversion of preferred stock               7,423        75      2,197,277         --           --        --          2,197,352
   Conversion of debt, primarily related
     party                                 1,053,802    10,538      2,403,549         --           --        --          2,414,087
   Compensation related to stock grant       416,500     4,165        420,665         --           --        --            424,830
   Shares purchased for treasury               --         --           --             --           897        (915)           (915)
   Warrants issued with Bridge Notes           --         --          150,000         --           --        --            150,000
   Net loss                                    --         --           --          (3,821,441)     --        --         (3,821,441)
                                           ---------   --------    -----------   -------------   ------   ---------    ------------
Balances at June 30, 1996                  1,511,865   $15,119    $10,599,720    $(11,255,832)   1,259    $(18,056)    $  (659,049)
                                           =========   ========    ===========   =============   ======   =========    ============

  The accompanying notes are an integral part of these financial statements.

                     ACCESS SOLUTIONS INTERNATIONAL, INC.
                           STATEMENT OF CASH FLOWS
                      YEARS ENDED JUNE 30, 1995 AND 1996

                                                                Year Ended June 30,
                                                        ----------------------------------
                                                              1995              1996
                                                         ---------------   ---------------
Cash flows from operating activities:
Net loss                                                  $ (2,470,575)     $ (3,821,441)
                                                         ---------------   ---------------
Adjustments to reconcile net loss to net cash used by
  operating activities:
     Depreciation and amortization                             214,264           245,622
     Stock option compensation                                 118,517                --
     Stock compensation award                                       --           424,830
     Debt restructuring gain                                        --          (320,387)
     Interest expense settled with issuance of common
        stock                                                       --            62,129
     Provision for doubtful accounts                            40,000            (9,696)
     Other non-cash expenses                                        --            36,930
     Changes in assets and liabilities:
      (Increase) decrease in:
          Trade accounts receivable                           (747,695)          399,300
          Inventories                                         (107,045)           83,567
          Deposits                                              (8,269)            3,673
          Prepaid expenses and other current assets            (57,234)           13,393
        Increase (decrease) in:
          Accounts payable                                     (81,867)          228,590
          Accrued expenses                                     256,933           208,913
          Deferred revenue                                     280,235            78,384
                                                         ---------------   ---------------
            Total adjustments                                  (92,161)        1,455,248
                                                         ---------------   ---------------
     Cash used by operating activities                      (2,562,736)       (2,366,193)
                                                         ---------------   ---------------
Cash flows from investing activities:
     Additions to fixed assets                                (254,628)         (103,604)
     Additions to other assets                                    (680)           (9,480)
                                                         ---------------   ---------------
     Cash used for investing activities                   $   (255,308)     $   (113,084)
                                                         ---------------   ---------------

The accompanying notes are an integral part of these financial statements.

                     ACCESS SOLUTIONS INTERNATIONAL, INC.
                     STATEMENT OF CASH FLOWS (CONTINUED)
                      YEARS ENDED JUNE 30, 1995 AND 1996

                                                     Year Ended June 30,
                                                ------------------------------
                                                    1995             1996
                                                -------------    -------------
Cash flows from financing activities:
   Proceeds from sale of common stock           $   593,000      $         --
   Proceeds from sale of preferred stock          2,000,000               --
   Proceeds from the exercise of stock
     options                                              2               --
   Proceeds from related party loans              1,715,940        2,468,415
   Repayments of related party loans             (1,340,940)      (1,258,000)
   Proceeds from bridge loans                            --        2,413,971
   Issuance of warrants                                  --          150,000
   Repayments on capital lease obligations         (150,629)        (174,140)
   Repayments of note payable - bank                (60,000)        (150,000)
   Purchase of treasury stock                            --             (915)
   Deferred financing costs                              --         (581,065)
                                                -------------    -------------
   Cash provided by financing activities          2,757,373        2,868,266
                                                -------------    -------------
Net (decrease) increase in cash                     (60,671)         388,989
Cash, beginning of year                             209,513          148,842
                                                -------------    -------------
Cash, end of year                               $   148,842      $   537,831
                                                =============    =============


  The accompanying notes are an integral part of these financial statements.

                        Notes to Financial Statements

1. BUSINESS PURPOSE AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

   Access Solutions International, Inc. (formerly Aquidneck Systems International, Inc.) (the "Company") develops, assembles, sells and services optical data storage systems consisting of integrated computer hardware and software for the archival storage and retrieval of computer-generated information. The Company's optical data storage systems are sold principally to large organizations that need to store and retrieve large quantities of computer-generated data. To date, the Company's customers primarily operate in the financial services and insurance industries.

   The Company has suffered recurring losses from operations as it continued to develop its products and infrastructure and has a net working capital deficit at June 30, 1996. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has recently made significant reductions in overhead costs and completed a recapitalization which eliminated substantially all of the Company's long-term indebtedness. These actions have reduced the Company's breakeven point. The Company is actively recruiting qualified candidates to complement its existing management team and is planning to enhance certain of its software products. The Company is also planning to establish collaborative relationships with vendors and customers which will create new opportunities to foster sales of its products and services. The Company has obtained $1.5 million of short-term financing net of expenses of approximately $110,000 (see Note 7) and is anticipating consummating an initial public offering ("IPO") of securities including its common stock. The Company anticipates improved financial performance based upon a reduced breakeven point, a more focused management team and increased sales resulting from product enhancements and collaborative relationships. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

   In January 1996 the Company completed a recapitalization (see Note 2) which included a reverse stock split in which each share of issued common stock was converted into 1/74th of a share of common stock. Accordingly, all references in these financial statements to number of shares, per share amounts (other than par value) and stock option data have been retroactively restated to give effect to this reverse split.

   A summary of significant accounting policies used by the Company in the preparation of these financial statements is as follows:

INVENTORIES

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of components used in production, finished goods held for sale and for service needs, and optical disk storage libraries purchased from third party vendors for resale to the Company's customers as part of integrated systems. Base stock service inventories are maintained at customer locations as required under service contracts and are amortized over a four-year period using the straight-line method subject to acceleration in the event of impairment or obsolescence.

   The Company's products consist of integrated computer hardware and software. Rapid technological change and frequent new product introductions and enhancements could result in excess inventory quantities over current requirements based on the projected level of sales. No estimate can be made of a range of amounts of loss that are reasonably possible should such technological developments be realized.

FIXED ASSETS

   Fixed assets are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all fixed assets is 5 years.

REVENUE RECOGNITION

   Product revenues include the sale of optical archiving systems, software licenses and miscellaneous peripheral hardware.

   Revenue from the sale of optical archiving systems and software licenses is recognized when the system is installed and only insignificant post-installation obligations remain. In the case of systems installed subject to acceptance criteria, revenue is recognized upon acceptance of the system by the customer. Revenue from hardware upgrades is recognized upon shipment.

   Service revenues include post-installation software and hardware maintenance and consulting services.

   The Company provides the first year of software maintenance to customers as part of the software license purchase price and recognizes the revenue upon installation of the software. Costs associated with initial year maintenance are not significant and enhancements provided during this period are minimal and are expected to be minimal. All software maintenance contracts after the first year are billed in advance of the service period and revenues are deferred and recognized ratably over the contract term. Hardware maintenance is billed for varying terms, and is deferred and recognized ratably over the term of the agreement. Revenues from consulting services are recognized upon customers' acceptances or during the period in which services are provided if customer acceptance is not required and such amounts are fixed and determinable.

SOFTWARE DEVELOPMENT COSTS

   Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional material amounts of development costs are capitalized and amortized over the economic life of the related product in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Costs capitalizable subject to technological feasibility have not been significant to date.

INCOME TAXES

   Income taxes are accounted for in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires an asset and liability method of accounting for deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those differences are expected to be recovered or settled.

NET LOSS PER SHARE

   Net loss per share is computed based on the weighted average number of shares of common stock. Common stock equivalents have not been included in the computation because their effect would be antidilutive. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock or other potentially dilutive instruments issued at prices below the estimated public offering price per share during the twelve month period prior to the filing or subsequent to the balance sheet date but before the effective date of the initial public offering have been included in the calculation as if outstanding for all periods presented.

USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

RELIANCE ON SINGLE OR LIMITED SOURCES OF SUPPLY

   The Company currently purchases all of its optical disk storage libraries, CPU boards, fiber optic channel hardware and high-density integrated circuits from single or limited sources. Although there are a limited number of manufacturers of these components, management believes that other suppliers could provide similar products on comparable terms. Total or partial loss of any such source, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

DEFERRED FINANCING COSTS

   Legal and other costs incurred in conjunction with a planned initial public offering of securities will be charged to paid-in capital when the offering is consummated. If the offering is withdrawn, these capitalized costs will be charged to expense.

RECENT ACCOUNTING PRONOUNCEMENTS

   In March 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of ("Statement 121"). Statement 121 addresses the accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. It also addresses the accounting for long-lived assets and certain identifiable intangibles to be disposed of. Statement 121 establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value. Statement 121 will be effective for the Company's fiscal year beginning July 1, 1996. The Company does not expect the adoption of Statement 121 to have a material impact on the Company's financial condition, results of operations or liquidity.

   In October 1995 the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages (but does not require) all entities to adopt that method of accounting for all of their employee stock compensation plans. Entities electing to remain with the accounting in APB Opinion 25, Accounting for Stock Issued to Employees, must make pro forma disclosures of operating results and, if presented, operating results per share, as if the fair value based method of accounting defined in Statement 123 had been applied. Statement 123 will be effective for the Company's fiscal year beginning July 1, 1996. The Company has not determined whether the fair value based method will be adopted.

2. RECAPITALIZATION (INCLUDING RELATED PARTY TRANSACTIONS)

   In January 1996 the Company effected several changes to its debt and equity capital. The changes included a reverse stock split in which each share of issued common stock was converted into 1/74th of a share of common stock.

   In September 1995 the Company sold 26 units, each unit consisting of a $50,000 promissory note and a warrant to purchase 265 shares of common stock at a price per share of $220. The value of the warrants was insignificant. The total proceeds from the private placement were $1,300,000. In January 1996 the promissory notes and warrants plus unpaid interest in the amount of $21,370 were converted into 614,733 shares of common stock of the Company. A director of the Company was among the private investors who received shares of the Company in the exchange. Total interest expense on these promissory notes was $55,562, of which $21,370 was satisfied through the issuance of shares. The Company recognized an extraordinary gain relating to the portion of the debt restructuring involving non-related parties. The extraordinary gain of $320,387 was based on the difference between the fair value of the equity interest granted, $289,476 and the carrying amount of the non- related party debt, $609,863. The fair value of the equity interest granted was determined by independent appraisal.

   In January 1996 a director of the Company exchanged the balance due him under a line of credit agreement totalling $1,335,415 plus unpaid interest of $40,759 for 426,279 shares of common stock of the Company. Total interest expense on this line of credit was $40,759, all of which was satisfied through the issuance of shares.

   The Company converted all of its outstanding Series A preferred stock into 7,423 shares of common stock as described in Note 13.

   In conjunction with the recapitalization, the Company purchased 897 shares of common stock from certain shareholders. The shareholders surrendered certain anti-dilution rights they had previously obtained in a May 1993 private placement offering. The total amount paid by the Company for the purchase of these shares and shareholder rights was $85,274 which amount represents a return of proceeds previously invested by the shareholders. Of this amount, $915, representing the fair value of the 897 shares acquired, was charged to treasury stock and $84,359, representing the excess of the amount paid over the estimated fair value of the shares, was charged to general and administrative expenses. The fair value of the shares acquired was determined by independent appraisal.

3. INVENTORIES

   Inventories consist of the following:

                                        June 30, 1995          June 30, 1996
                                        ---------------        ---------------
Production inventory                       $389,201               $470,715
Service inventory                           134,193                113,284
Consigned inventory                         144,172                     --
                                        ---------------        ---------------
                                            667,566                583,999
Inventory for service contracts             (76,893)               (79,549)
                                        ---------------        ---------------
Inventory available for sale               $590,673               $504,450
                                        ===============        ===============

   Consigned inventory at June 30, 1995 consisted of an installed optical data storage system at a customer site which was awaiting customer acceptance. In accordance with the Company's revenue recognition accounting policy described in Note 1, revenue from this sale was recognized in fiscal 1996 upon acceptance of the system by the customer. Inventory required at customer sites under service contacts is excluded from current assets as it is not expected to be consumed in the next year.

4. FIXED ASSETS

   Fixed assets consist of the following:

                                                 June 30, 1995     June 30, 1996
                                                ---------------   --------------
Computers and office equipment                    $  740,701        $  763,168
Furniture and fixtures                                37,326            38,261
Purchased computer software                          149,866           195,773
Computer equipment held under capital leases         526,954           561,249
                                                ---------------   --------------
                                                   1,454,847         1,558,451
Accumulated depreciation and amortization           (727,903)         (965,990)
                                                ---------------   --------------
Net fixed assets                                  $  726,944        $  592,461
                                                ===============   ==============

   Depreciation and amortization expense was $208,580 and $238,087 during fiscal 1995 and fiscal 1996, respectively.

5. NOTE PAYABLE TO BANK

   Indebtedness outstanding under a short-term bank loan was $440,000 and $290,000 at June 30, 1995 and June 30, 1996, respectively. Interest is payable monthly at the bank's prime rate (8.25% at June 30, 1996) plus 2%. The borrowings are secured by substantially all assets of the Company. The loan requires a reduction of principal in the amount of $20,000 at each month end until September 15, 1996 when the balance is payable in full. As a result of the variable attributes of this loan, the carrying amount approximates fair value.

6. NOTES PAYABLE -- RELATED PARTIES

   In November 1994 the Company entered into a line of credit with a corporation pursuant to which that corporation loaned the Company $300,000 secured by certain accounts receivable of the Company. The line of credit was increased to $500,000 on December 1, 1994. The interest rate on the outstanding balance of the line of credit was 9.75% per annum for each advance made prior to December 1, 1994 and the prime rate in effect on the date of each advance made on or after December 1, 1994 plus 2% per annum. The line of credit was repaid and terminated in February 1995. A director of the Company is the Chairman of that corporation.

   In December 1994 the Company entered into a line of credit with a director pursuant to which the Company borrowed $200,000 secured by certain accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate in effect on the date of each advance plus 2% per annum. The line of credit was repaid and terminated in January 1995.

   In May 1995 the Company entered into a line of credit with a corporation pursuant to which the Company borrowed $200,000 secured by certain accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate in effect on the date of each advance plus 2% per annum. The balance outstanding was $100,000 at June 30, 1995. The line of credit was repaid and terminated in September 1995. A director of the Company is the Chairman of that corporation.

   In May 1995 the Company entered into a line of credit with a trust pursuant to which the Trustees loaned the Company $250,000 secured by certain accounts receivable of the Company. The interest rate on the outstanding balance of the line of credit was the prime rate in effect on the date of each advance plus 2% per annum. The line of credit was increased to $300,000 in June 1995 and the balance outstanding was $275,000 at June 30, 1995. The line of credit was repaid in July 1995. The Company made several additional borrowings and repayments under this line of credit throughout fiscal 1996. The final repayment was made in December 1995 when the line of credit was terminated. A director of the Corporation is the beneficiary of said trust.

   In August 1995 the Company entered into a line of credit agreement with a director pursuant to which the Company borrowed $1,335,415 at various dates. This amount was partially secured by certain future accounts receivable of the Company. Interest on the outstanding balance of the line of credit was payable at the prime rate plus 2%. In connection with the restructuring described in Note 2, the director subsequently exchanged all indebtedness due under the line of credit in the principal amount of $1,335,415, plus $40,759 of unpaid interest, for 426,279 shares of common stock.

   In February 1996 the Company borrowed $250,000 from a director. Such borrowings were evidenced by a demand promissory note which bore interest at the rate of 10.25% per annum. The note, which was secured by certain accounts receivable, was repaid in full in February 1996.

   In March 1996 the Company borrowed $250,000 from a director. Such borrowings were secured by certain accounts receivable and were evidenced by a demand promissory note which bore interest at the rate of 10% per annum. The note was converted to a bridge loan on May 28, 1996.

   In April 1996 the Company borrowed $85,000 from a director for working capital purposes. The borrowing was evidenced by a demand promissory note which bore interest at the rate of 10% per annum. The note was repaid on May 31, 1996.

7. NOTES PAYABLE -- BRIDGE FINANCING

   On May 28, 1996 the Company consummated a bridge financing pursuant to which it issued an aggregate of $1,500,000 principal amount of promissory notes which bear interest at 10% per annum. The notes are due and payable on the earlier of the closing of the sale of securities or other financing of the Company from which the Company receives gross proceeds of at least $2,500,000 or May 28, 1997. In conjunction with the bridge financing the Company issued 750,000 warrants. Each warrant entitles the holder to purchase one share of common stock for $1.50 during the three year period commencing May 28, 1997. The Company has estimated the value of the warrants to be $150,000. This amount has been recorded as paid-in capital and is being accreted to interest expense over the term of the bridge financing. Upon consummation of a public offering each warrant will automatically convert to a warrant with the same terms and conditions as the warrants issued in conjunction with the public offering. The March 31, 1996 $250,000 note payable to a director was converted to promissory notes issued in conjunction with this financing.

8. LEASES

OPERATING

   The Company leases building space for office and plant facilities. In February 1996 the Company renegotiated the lease, extending it at substantially the same rate through December 31, 1997. Under the revised terms either party may terminate the lease with 60 days notice after December 31, 1996. Total rent expense for the years ended June 30, 1995 and 1996 amounted to approximately $62,000 and $82,000, respectively.

   The Company's remaining obligation under the building lease through the lease extension is approximately $102,000.

CAPITAL

   The Company leases certain computer equipment under two capital lease obligations totalling $104,536 at June 30, 1996. The related assets are included in fixed assets. Amortization expense related to leased assets was approximately $104,000 and $112,000 for the years ended June 30, 1995 and June 30, 1996, respectively. Accumulated amortization related to leased assets was $289,106 at June 30, 1996.

   Obligations under the capital leases are recorded at the present value of future minimum lease payments using the interest rate implicit in the lease agreements. As of June 30, 1996 the future minimum annual lease payments, together with the present value of the net minimum annual lease payments under the capital leases, are as follows:

      Period ending
      -------------
      June 30, 1997                                                 $ 78,680
      June 30, 1998                                                   27,314
      June 30, 1999                                                    6,828
                                                                    --------
                                                                     112,822
      Less: amount representing interest                               8,286
                                                                    --------
      Present value of net minimum lease payments                    104,536
      Less: current portion                                           72,562
                                                                    --------
      Long-term portion of obligation under capital
        leases                                                      $ 31,974
                                                                    ========

9. INCOME TAXES

   On July 1, 1993 the Company prospectively adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("Statement 109"). In connection with the adoption, the Company recorded a deferred tax asset of $1,405,000, primarily comprised of the potential tax benefit associated with the Company's net operating loss ("NOL") carryforwards. At the same time, the Company recorded a valuation allowance of $1,405,000 since based on the weight of available evidence, it was more likely than not that the deferred tax assets would not be realized. The adoption of Statement 109 did not have a material impact on the financial statements.

   The Company has not recorded a provision for income taxes in the years ended June 30, 1995 or 1996 because no net current or deferred benefit is recognizable for net losses incurred in those years.

   The tax effects of NOL carryforwards and temporary differences that give rise to the deferred tax assets and liabilities at June 30, 1995 and 1996 are as follows:

                                                                June 30,
                                                     ------------------------------
                                                          1995            1996
                                                      -------------   -------------
Deferred tax assets:
   Net operating loss carryforwards                    $ 2,700,000     $  3,240,00
   Research and development costs capitalized for
     tax purposes                                               --         617,000
   Compensation related reserves                            30,200          24,000
   Provision for doubtful accounts                          24,000          20,100
   Inventory                                                71,800          88,800
                                                      -------------   -------------
                                                         2,826,000       3,989,900
Deferred tax liabilities:
   Fixed assets                                             (1,600)         (1,600)
Valuation allowance                                     (2,824,400)     (3,988,300)
                                                      -------------   -------------
Net deferred tax asset                                 $         --    $         --
                                                      =============   =============


   Statement 109 requires that a valuation allowance be established for deferred tax assets, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has determined that a valuation allowance is required in light of its history of operating losses since its inception.

   At June 30, 1996 the Company has Federal and state NOL carryforwards available to reduce future taxable income of approximately $8,100,000, which expire in various amounts between the years 2002 and 2010, if not previously utilized. In the event of an ownership change, as defined under Section 382 of the Internal Revenue Code, utilization of NOL carryforwards in the period following the ownership change can be significantly limited. Management believes that the Company has incurred several changes of ownership under these rules. As a result, utilization of the NOLs is subject to various limitations, depending upon the year in which the NOL originated. As of June 30, 1996 management estimates that approximately $5,100,000 of the Company's Federal NOL carryforwards will be available to offset taxable income that may be generated within the carryforward period. Of this amount, approximately $2,400,000 is available for future utilization without limitation. The other $2,700,000 is subject to a limitation of approximately $180,000 of utilization per year. However, because the limitation calculations are complex and subject to review by the Internal Revenue Service, these limitations could be adjusted at a later date.

   In addition, in the event the Company consummates a public offering of common stock, it is expected that another change of ownership will occur. As a result of this change, management expects that all prior limitations will remain in place, except that additional limitations will be imposed on the $2,400,000 NOL carryforward previously available for utilization without limitation, as described above. Management estimates that the $2,400,000 NOL carryforward will be subject to a limitation of approximately $150,000 of utilization per year, limiting expected total utilization during the carryforward period to approximately $2,250,000.

10. STOCK OPTIONS

   In 1987 the Company adopted an employee and director stock option plan (the "1987 Plan"), pursuant to which the Company made grants of options through November 1994. As of June 30, 1996, there were options outstanding to purchase 1,921 shares under the 1987 Plan. In November 1994 the Company adopted a new employee stock option plan (the "1994 Employee Plan") and a stock option plan for non-employee directors (the "1994 Directors Plan"). The Company has reserved a number of shares of common stock for the 1994 Employee Plan equal to the difference between 12,162 and the number of shares issuable upon the exercise of options outstanding from time to time under the 1987 Plan. As of June 30, 1996 there were options outstanding to purchase 6,430 shares under the 1994 Employee Plan. In addition, the Company has reserved 2,027 shares for the 1994 Directors Plan. As of June 30, 1996 there were options outstanding to purchase 1,014 shares under the 1994 Directors Plan. The Company has also granted options from time to time to consultants and in connection with equity and debt offerings. These options were granted at exercise prices which were not less than the fair market value of the common stock on the date the option was granted. As of June 30, 1996 there were non-plan options outstanding to purchase 891 shares. Both the 1987 Plan and the 1994 Plan provide for the grant of incentive stock options and non-qualified stock options. Incentive stock options under both plans must be granted at an exercise price not less than the fair market value of the common stock on the date the option is granted. Non-qualified stock options under the 1987 Plan must be granted at exercise prices not less than 50% of the fair market value of the common stock on the date the option is granted, while non-qualified stock options under the 1994 Plan must be granted at exercise prices not less than the fair market value of the common stock on the date the option is granted. Options must be exercised within ten (10) years from grant, except for incentive stock options issued to 10% stockholders which must be exercised within five (5) years from grant. Options outstanding under the 1987 Plan and the 1994 Employee Plan vest at the rate of 20% on the first anniversary of the date of grant and 5% at the end of each additional three-month period of service. Options under the 1994 Directors Plan vest ratably over four years. Non-plan options vest in accordance with the terms of the particular option agreement. The range of vesting periods under non-plan options is from zero to three years.


   As of June 30, 1996 the Company had outstanding stock options to purchase 10,256 common shares:


               Option Exercise Price                      Options
                     Per Share                          Outstanding
               ---------------------                    -------------
                      $ 74.00                                 891
                       119.88                                 186
                       148.00                                  98
                       222.00                               8,344
                       240.50                                 435
                       351.50                                  14
                       399.60                                 288
                                                        -------------
                      Total                                10,256
                                                        =============


   The following is a summary of stock option activity for the years ended June 30, 1995 and 1996:

                                                1995                   1996
                                              ---------              ---------
Outstanding, beginning of period                8,381                 11,278
Granted during period                           4,792                  5,021
Cancelled during period                        (1,666)                (6,043)
Exercised during period                          (229)                    --
                                              ---------              ---------
Outstanding, end of period                     11,278                 10,256
                                              =========              =========

   During fiscal 1995 the Company granted options to acquire 915 shares of common stock at an exercise price of $92.50 pursuant to the 1994 Employee Plan to a former officer of the Company in exchange for an equivalent number of options previously granted to that officer under the 1987 Plan. The exchange of options created a new measurement date and the Company recognized compensation expense in the amount of $118,517 based on the difference between the adjusted exercise price and the fair market value of the options granted. These options to acquire 915 shares were subsequently cancelled during 1996.

   In August 1996 the Company terminated the 1994 Directors' Plan.

   In August 1996 the Company terminated its 1987 Stock Option and Purchase Plan and 1994 Stock Option Plans (the "Terminated Plans") and adopted the 1996 Plan pursuant to which key employees of the Company, including directors who are employees, are eligible to receive grants of options to purchase Common Stock, at the discretion of the Compensation Committee. The Company has reserved 500,000 shares of Common Stock for issuance under the 1996 Plan. Options granted under the 1996 Plan can be either incentive stock options or non-qualified options, at the discretion of the Compensation Committee. On August 1, 1996 the Company cancelled the 8,351 options outstanding under the Terminated Plans (having exercise prices ranging from $74 to $240.50 per share) and granted options to purchase 248,351 (of which 8,351 are immediately exercisable) shares of Common Stock at an exercise price equal to $3.75 per share.

11. INTERNATIONAL SALES AND MAJOR CUSTOMERS

   The Company sells optical archiving systems and related licenses for software products to customers domestically and internationally.
International sales have all been denominated in U.S. dollars and were $772,000 and $214,000 in the years ended June 30, 1995 and 1996, respectively. The Company's sales to Canada represented 10% and 11% of total revenues for the year ended June 30, 1995 and 1996, respectively.

   Sales to five customers represented 18%, 16%, 15%, 14% and 10% of revenue for the year ended June 30, 1995. Sales to three customers accounted for 35%, 22% and 11% of revenues for the year ended June 30, 1996.

12. PROCEEDS FROM SALES OF COMMON STOCK

   During the second quarter of fiscal 1995 the Company sold 2,671 shares in a private placement of common stock for a total of $593,000.

13. MANDATORILY REDEEMABLE PREFERRED STOCK

   In January 1995 the Company sold 50,000 shares of Series A preferred stock, $.01 par value, in a private placement to a trust for the benefit of one of the Company's directors. The selling price of $40 per share resulted in gross proceeds of $2,000,000. The Series A preferred stock had certain preferred liquidation, dividend and other rights, and was convertible into common stock upon consummation of an initial public offering of at least $4,000,000, at a rate of .135 shares of common stock for each share of Series A preferred stock. Dividends on the Series A preferred stock were cumulative at a rate of $4 per share annually. Unpaid dividends at June 30, 1995, in the amount of $88,462 are charged to accumulated deficit in the statement of mandatorily redeemable preferred stock and stockholders' equity (deficit).

   During the year ended June 30, 1996 the Company converted all of these shares and accumulated dividends on the preferred shares in the amount of $197,352 into 7,423 shares of common stock.

14. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Cash paid for interest for the years ended June 30, 1995 and 1996 was approximately $104,000 and $130,000, respectively.

   During the year ended June 30, 1996 there were a number of transactions in which the Company issued common stock without receiving any cash proceeds. As discussed in Note 13, the Company issued 7,423 shares of common stock in exchange for outstanding preferred stock and accumulated unpaid dividends in the aggregate amount of $2,197,352. In conjunction with the recapitalization discussed in Note 2, the Company issued 1,041,012 shares of common stock in forgiveness of debt totalling $2,697,544. In January 1996, the Company issued 416,500 shares of common stock to an officer. Compensation expense in the aggregate amount of

$744,000 was recognized in conjunction with this transaction including a non-cash charge of $424,830, representing the fair value of the common stock as determined by independent appraisal. The Company also issued 12,790 shares of common stock to various related parties (including 7,500 shares issued to a former officer of the Company) in satisfaction of services rendered to the Company totalling $36,930.

   In addition, during the twelve months ended June 30, 1995 and 1996 the Company acquired approximately $37,000 and $34,000, respectively, of computer equipment under capital leases.

15. SUBSEQUENT EVENT

   On September 18, 1996, the maturity date on the note payable to bank was extended from September 15, 1996 to October 31, 1996 (see Note 5).

================================================================================

   No underwriter, dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.
                                    ------

                              TABLE OF CONTENTS

                                                 Page
                                                --------
Prospectus Summary  ........................        4
Risk Factors  ..............................        9
The Company  ...............................       16
Use of Proceeds  ...........................       17
Dividend Policy  ...........................       17
Capitalization  ............................       18
Dilution  ..................................       19
Selected Financial Data  ...................       20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................       21
Business  ..................................       26
Management  ................................       33
Certain Transactions  ......................       37
Principal Stockholders  ....................       40
Selling Securityholders  ...................       41
Description of Securities  .................       42
Securities Eligible for Future Sale  .......       45
Underwriting  ..............................       46
Legal Matters  .............................       47
Experts  ...................................       47
Available Information  .....................       48
Index to Financial Statements  .............      F-1


   Until November 10, 1996, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


================================================================================

================================================================================

                                     LOGO


                               1,066,667 UNITS
                             EACH UNIT CONSISTING
                                      OF
                          TWO SHARES OF COMMON STOCK
                                     AND
                            ONE REDEEMABLE WARRANT
                                    ------
                                  PROSPECTUS
                                    ------
                        JOSEPH STEVENS & COMPANY, L.P.
                               OCTOBER 16, 1996

================================================================================